02032619

SEC 2082 (3-99) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC MAIL PROCESSING RECEIVED MAY 01 2002 WASH, D.C. 165 SECTION

UNITED STATES
Securities and Exchange Commission
Washington, D. C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Exelon Corporation
Exact name of registrant as specified in charter

0001109357
Registrant CIK Number

Form U5S Amendment No. 1 12-31-06
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

30-338 ~~[illegible]~~
SEC file number, if available

Name of Person Filing the Document (If other than the Registrant)

PROCESSED
MAY 09 2002
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, ~~19~~ 2002

Exelon Corporation
(Registrant)

By: [signature]
(Name and Title)
Ass't Sec'y, SEC + PUHCA Counsel

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, 19 ______, that the information set forth in this statement is true and complete.

By: ____________

(Name)

(Title)

GENERAL INSTRUCTIONS TO FORM SE

I. Use of Form SE

A. This form shall be used by an electronic filer for the submission of any required paper format exhibit pursuant to the Securities Act of 1933, the Securities Exchange Act of 1934, the Public Utility Holding Company Act of 1935, the Trust Indenture Act of 1939, or the Investment Company Act of 1940, provided that submission of such exhibit in paper format is permitted pursuant to Rule 201 or Rule 202 of Regulation S-T (§§232.201 and 232.202 of this chapter). It also may be used for the submission of any other paper format document permitted by Rule 311 of Regulation S-T (§232.311 of this chapter).

B. Attention is directed to the General Rules and Regulations under the Securities Act of 1933, the Securities Exchange Act of 1934, the Trust Indenture Act of 1939, the Public Utility Holding Company Act of 1935 and the Investment Company Act of 1940. Requirements applicable to electronic submission are set forth in Regulation S-T (Part 232 of this chapter) and the EDGAR Filer Manual.

II. Preparation and Filing of the Form

A. Four complete copies of the Form SE and three complete copies of exhibits filed thereunder shall be submitted in paper format.

B. The Form SE shall be submitted in the following manner:

1. If the subject of a temporary hardship exemption is an exhibit only, the exhibit shall be filed under cover of this form no later than one business day after the date on which the exhibit was to be filed electronically.

2. An exhibit filed pursuant to a continuing hardship exemption, or any other document filed in paper under cover of Form SE (other than an exhibit filed pursuant to a temporary hardship exemption), as allowed by Rule 311 of Regulation S-T, may be filed up to six business days prior to, or on the date of filing of, the electronic format document to which it relates but shall not be filed after such filing date. If a paper document is submitted in this manner, requirements that the document be filed with, provided with or accompany the electronic filing shall be satisfied. Any requirements as to delivery or furnishing the information to persons other than the Commission shall not be affected by this Instruction.

C. The registrant, or person other than the registrant, shall identify the documents being filed. Attach any paper format exhibit and an exhibit index as required by Item 601 of Regulation S-K (§229.601 of this chapter).

D. One copy of the form shall be manually signed by each person on whose behalf the form is submitted or by an authorized representative. If the form is signed by the authorized representative of a person (other than an executive officer or general partner), evidence of the authority of the representative to sign on behalf of such person shall be filed with the form, provided, however, that a power of attorney for this purpose that is already on file with the Commission may be incorporated by reference.

E. If the form is submitted in connection with a temporary hardship exemption, signatures may be in typed form rather than manual format.

http://www.sec.gov/divisions/corpfin/forms/se.htm
Last update: 08/31/1999

EXHIBITS

The following exhibits are incorporated by reference to the indicated SEC file number, unless an asterisk appears next to the exhibit reference. A single asterisk indicates exhibits which were previously filed. A double asterisk indicates exhibits which are filed herewith.

EXHIBIT NUMBER	DESCRIPTION

A. ANNUAL REPORTS FILED UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

A.1 2000 Annual Report on Form 10-K for Exelon, ComEd and PECO, File Nos. 01-16169, 01-1839 and 01-01401, respectively.

A.2 2000 Proxy Statement of Exelon Corporation. File No. 01-16169.

A.3 Exelon Corporation Form 8-K filed March 16,2001 containing Exelon 2000 financial statements, footnotes and management's discussion and analysis.

B. CHARTERS, ARTICLES OF INCORPORATION, TRUST AGREEMENTS, BY-LAWS, AND OTHER FUNDAMENTAL DOCUMENTS OF ORGANIZATION

The articles and bylaws of Exelon, ComEd, PECO, PEPCO and SECO are incorporated by reference to the following:

Exelon 10-K Exhibit No.	Description
3-1	Articles of Incorporation of Exelon Corporation (Registration Statement No. 333-37082, Form S-4, Exhibit 3-1).
3-2	Bylaws of Exelon Corporation (Registration Statement No. 333-37082, Form S-4, Exhibit 3-2).
3-3	Amended and Restated Articles of Incorporation of PECO Energy Company.
3-4	Bylaws of PECO Energy Company, adopted February 26, 1990 and amended January 26, 1998 (File No. 1-01401, 1997 Form 10-K, Exhibit 3-2).
3-5	Restated Articles of Incorporation of Commonwealth Edison Company effective February 20, 1985, including Statements of Resolution Establishing Series, relating to the establishment of three new series of Commonwealth Edison Company preference stock known as the "$9.00 Cumulative Preference Stock," the "$6.875 Cumulative Preference Stock" and the "$2.425 Cumulative Preference Stock" (File No. 1-1839, 1994 Form 10-K, Exhibit 3-2).
3-6	Bylaws of Commonwealth Edison Company, effective September 2, 1998, as amended through October 20, 2000.

3-7 PECO Energy Power Company's Certificate of Organization and Charter, By-laws amended as of December 23, 1993, and amendment to Articles of Incorporation filed February 8, 1994, are incorporated herein by reference (1991 Form U5S and 1993 Form 10-K, File No. 1-1392).

3-8 Susquehanna Power Company's Certificate of Organization is incorporated herein by reference (1991 Form U5S, File No. 1-1392); By-laws amended December 23, 1993, and Charter amendment filed February 8, 1994 are incorporated herein by reference (1993 Form U5S, File No. 1-1392).

C. The indentures or other fundamental documents defining the rights of holders of funded debt listed below are incorporated by reference:

Exelon 10-K Exhibit No.	Description
4-3	First and Refunding Mortgage dated May 1, 1923 between The Counties Gas and Electric Company (predecessor to PECO Energy Company) and Fidelity Trust Company, Trustee (First Union National Bank, successor), (Registration No. 2-2281, Exhibit B-1).
4-3-1	Supplemental Indentures to PECO Energy Company's First and Refunding Mortgage:

Dated as of File	Reference	Exhibit No.
May 1, 1927	2-2881	B-1(c)
March 1, 1937	2-2881	B-1(g)
December 1, 1941	2-4863	B-1(h)
November 1, 1944	2-5472	B-1(i)
December 1, 1946	2-6821	7-1(j)
September 1, 1957	2-13562	2(b)-17
May 1, 1958	2-14020	2(b)-18
March 1, 1968	2-34051	2(b)-24
March 1, 1981	2-72802	4-46
March 1, 1981	2-72802	4-47
December 1, 1984	1-01401, 1984 Form 10-K	4-2(b)
April 1, 1991	1-01401, 1991 Form 10-K	4(e)-76
December 1, 1991	1-01401, 1991 Form 10-K	4(e)-77
April 1, 1992	1-01401, March 31, 1992 Form 10-Q	4(e)-79
June 1, 1992	1-01401, June 30, 1992 Form 10-Q	4(e)-81
July 15, 1992	1-01401, June 30, 1992 Form 10-Q	4(e)-83
September 1, 1992	1-01401, 1992 Form 10-K	4(e)-85
March 1, 1993	1-01401, 1992 Form 10-K	4(e)-86
May 1, 1993	1-01401, March 31, 1993 Form 10-Q	4(e)-88
May 1, 1993	1-01401, March 31, 1993 Form 10-Q	4(e)-89
August 15, 1993	1-01401, Form 8-A dated August 19, 1993	4(e)-92
November 1, 1993	1-01401, Form 8-A dated October 27, 1993	4(e)-95

May 1, 1995	1-01401, Form 8-K dated May 24, 1995	4(e)-96

4-4 Mortgage of Commonwealth Edison Company to Illinois Merchants Trust Company, Trustee (Harris Trust and Savings Bank, as current successor Trustee), dated July 1, 1923, Supplemental Indenture thereto dated August 1, 1944, and amendments and supplements thereto dated, respectively, August 1, 1946, April 1, 1953, March 31, 1967, April 1,1967, July 1, 1968, October 1, 1968, February 28, 1969, May 29, 1970, June 1, 1971, May 31, 1972, June 15, 1973, May 31, 1974, June 13, 1975, May 28, 1976, and June 3, 1977. (File No. 2-60201, Form S-7, Exhibit 2-1).

4-5-1 Supplemental Indentures to aforementioned Commonwealth Edison Mortgage.

Dated as of File	Reference	Exhibit No.
May 17, 1978	2-99665, Form S-3	4-3
August 31, 1978	2-99665, Form S-3	4-3
June 18, 1979	2-99665, Form S-3	4-3
June 20, 1980	2-99665, Form S-3	4-3
April 16, 1981	2-99665, Form S-3	4-3
April 30, 1982	2-99665, Form S-3	4-3
April 15, 1983	2-99665, Form S-3	4-3
April 13, 1984	2-99665, Form S-3	4-3
April 15, 1985	2-99665, Form S-3	4-3
April 15, 1986	33-6879, Form S-3	4-9
June 15, 1990	33-38232, Form S-3	4-12
June 1, 1991	33-40018, Form S-3	4-12
October 1, 1991	33-40018, Form S-3	4-13
October 15, 1991	33-40018, Form S-3	4-14
February 1, 1992	1-1839, 1991 Form 10-K	4-18
May 15, 1992	33-48542, Form S-3	4-14
July 15, 1992	33-53766, Form S-3	4-13
September 15, 1992	33-53766, Form S-3	4-14
February 1, 1993	1-1839, 1992 Form 10-K	4-14
April 1, 1993	33-64028, Form S-3	4-12
April 15, 1993	33-64028, Form S-3	4-13
June 15, 1993	1-1839, Form 8-K dated May 21, 1993	4-1
July 1, 1993	1-1839, Form 8-K dated May 21, 1993	4-2
July 15, 1993	1-1839, Form 10-Q for quarter ended June 30, 1993.	4-1
January 15, 1994	1-1839, 1993 Form 10-K	4-15
December 1, 1994	1-1839, 1994 Form 10-K	4-16
June 1, 1996	1-1839, 1996 Form 10-K	4-16

4-5-2 Instrument of Resignation, Appointment and Acceptance dated January 31, 1996, under the provisions of the Mortgage dated July 1, 1923, and Indentures Supplemental thereto (File No. 1-1839, 1995 Form 10-K, Exhibit 4-28).

4-5-3 Instrument dated as of January 31, 1996, for trustee under the Mortgage dated July 1, 1923 and Indentures Supplemental thereto (File No. 1-1839, 1995 Form 10-K, Exhibit 4-29).

4-6 Indentures of Commonwealth Edison Company to The First National Bank of Chicago, Trustee (Amalgamated Bank of Chicago, as current successor Trustee), dated April 1, 1949, October 1, 1949, October 1, 1950, October 1, 1954, January 1, 1958, January 1, 1959 and December 1, 1961 (File No. 1-1839, 1982 Form 10-K, Exhibit 4-20).

4-7 Indenture dated as of September 1, 1987 between Commonwealth Edison Company and Citibank, N.A., Trustee relating to Notes (File No. 1-1839, Form S-3, Exhibit 4-13).

4-7-1 Supplemental Indenture to Indenture dated September 1, 1987 dated July 14, 1989 (File No. 33-32929, Form S-3, Exhibit 4-16).

4-7-2 Supplemental Indenture to Indenture dated September 1, 1987, dated January 1, 1997 (File No. 1-1839, 1999 Form 10K, Exhibit 4-21).

4-7-3 Supplemental Indenture to Indenture dated September 20, 1987, dated September 1, 2000.

**D. TAX ALLOCATION AGREEMENT PURSUANT TO RULE 45(c)

E. None

F. SCHEDULES SUPPORTING ITEMS OF THE REPORT.

*F.1 The consent of the independent accountants as to their opinion on Exelon's consolidated financial statements and the footnotes is included in Exhibit F.1.

*F.2 Supporting plant, depreciation and reserve schedules for Commonwealth Edison Company and Commonwealth Edison Company of Indiana, Inc. from FERC Form No. 1 - Annual Report of Major Electric Utilities, Licensees, and Others as follows: (previously filed on Form SE)

Summary of Utility Plant and Accumulated Provisions for Depreciation, Amortization and Depletion

Nuclear Fuel Materials

Electric Plant in Service

Electric Plant Held for Future Use

Construction Work in Progress - Electric

Accumulated Provision for Depreciation of Electric Utility Plant

Non-utility Property

**F.3 Supporting plant, depreciation and reserve schedules for PECO and SECO from FERC Form No. 1 - Annual Report of Major Electric Utilities, Licensees, and Others and the Annual Report to the Pennsylvania Public Utility Commission filed herewith on Form SE.

Summary of Utility Plant and Accumulated Provisions for Depreciation, Amortization and Depletion

Nuclear Fuel Materials

Electric Plant in Service

Electric Plant Held for Future Use

Construction Work in Progress - Electric

Accumulated Provision for Depreciation of Electric Utility Plant

Non-utility Property

Utility Plant and Adjustments

Completed Construction not Classified

Preliminary Retirement Estimates

Accumulated Provision for Depreciation, Amortization, and Depletion of Plant and Adjustments

G. FINANCIAL DATA SCHEDULES

Not available, as financial data schedules are no longer required to be filed.

*H. ORGANIZATION CHART

(Previously filed on Form SE)

I. EWG OR FOREIGN UTILITY COMPANY FINANCIAL STATEMENTS

**I.1 AmerGen Energy Company LLC Financial Statements

Filed confidentially on Form SE.

**I.2 Sithe Energies, Inc. and Subsidiaries Consolidated Financial Statements

Filed confidentially on Form SE.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
PECO Energy Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Line No.	Classification (a)	Total (b)	Electric (c)
1	Utility Plant		
2	In Service		
3	Plant in Service (Classified)	16,359,160,029	14,664,172,842
4	Property Under Capital Leases		
5	Plant Purchased or Sold		
6	Completed Construction not Classified		
7	Experimental Plant Unclassified		
8	Total (3 thru 7)	16,359,160,029	14,664,172,842
9	Leased to Others		
10	Held for Future Use	2,080,408	2,063,999
11	Construction Work in Progress	462,361,294	381,519,634
12	Acquisition Adjustments		
13	*Total Utility Plant (8 thru 12)*	16,823,601,731	15,047,756,475
14	Accum Prov for Depr, Amort, & Depl	12,188,461,069	11,640,519,453
15	Net Utility Plant (13 less 14)	4,635,140,662	3,407,237,022
16	Detail of Accum Prov for Depr, Amort & Depl		
17	In Service:		
18	Depreciation	11,861,279,032	11,640,519,453
19	Amort & Depl of Producing Nat Gas Land/Land Right	327,182,037	
20	Amort of Underground Storage Land/Land Rights		
21	Amort of Other Utility Plant		
22	Total In Service (18 thru 21)	12,188,461,069	11,640,519,453
23	Leased to Others		
24	Depreciation		
25	Amortization and Depletion		
26	*Total Leased to Others (24 & 25)*		
27	Held for Future Use		
28	Depreciation		
29	Amortization		
30	Total Held for Future Use (28 & 29)		
31	Abandonment of Leases (Natural Gas)		
32	Amort of Plant Acquisition Adj		
33	Total Accum Prov (equals 14) (22,26,30,31,32)	12,188,461,069	11,640,519,453

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
PECO Energy Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Gas (d)	Other (Specify) (e)	Other (Specify) (f)	Other (Specify) (g)	Common (h)	Line No.
					1
					2
1,180,549,820				514,437,367	3
					4
					5
					6
					7
1,180,549,820				514,437,367	8
					9
2,259				14,150	10
49,511,938				31,329,722	11
					12
1,230,064,017				545,781,239	13
327,182,037				220,759,579	14
902,881,980				325,021,660	15
					16
					17
				220,759,579	18
327,182,037					19
					20
					21
327,182,037				220,759,579	22
					23
					24
					25
					26
					27
					28
					29
					30
					31
					32
327,182,037				220,759,579	33

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
PECO Energy Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NUCLEAR FUEL MATERIALS (Account 120.1 through 120.6 and 157)

1. Report below the costs incurred for nuclear fuel materials in process of fabrication, on hand, in reactor, and in cooling; owned by the respondent.
2. If the nuclear fuel stock is obtained under leasing arrangements, attach a statement showing the amount of nuclear fuel leased, the quantity used and quantity on hand, and the costs incurred under such leasing arrangements.

Line No.	Description of item (a)	Balance Beginning of Year (b)	Changes during Year Additions (c)
1	Nuclear Fuel in process of Refinement, Conv, Enrichment & Fab (120.1)		
2	Fabrication		
3	Nuclear Materials	61,147,878	3,176,209
4	Allowance for Funds Used during Construction	-53,769	-472,587
5	(Other Overhead Construction Costs)		
6	SUBTOTAL (Total 2 thru 5)	61,094,109	
7	Nuclear Fuel Materials and Assemblies		
8	In Stock (120.2)	1,600	-1,600
9	In Reactor (120.3)	617,820,631	26,138,162
10	SUBTOTAL (Total 8 & 9)	617,822,231	
11	Spent Nuclear Fuel (120.4)	872,584,799	83,700,651
12	Nuclear Fuel Under Capital Leases (120.6)		
13	(Less) Accum Prov for Amortization of Nuclear Fuel Assem (120.5)	1,280,849,940	
14	TOTAL Nuclear Fuel Stock (Total 6, 10, 11, 12, less 13)	270,651,199	
15	Estimated net Salvage Value of Nuclear Materials in line 9		
16	Estimated net Salvage Value of Nuclear Materials in line 11		
17	Est Net Salvage Value of Nuclear Materials in Chemical Processing		
18	Nuclear Materials held for Sale (157)		
19	Uranium		
20	Plutonium		
21	Other		
22	TOTAL Nuclear Materials held for Sale (Total 19, 20, and 21)		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
PECO Energy Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NUCLEAR FUEL MATERIALS (Account 120.1 through 120.6 and 157)

Changes during Year		Balance	Line
Amortization (d)	Other Reductions (Explain in a footnote) (e)	End of Year (f)	No.
			1
			2
		64,324,087	3
		-526,356	4
			5
		63,797,731	6
			7
			8
		643,958,793	9
		643,958,793	10
		956,285,450	11
			12
-112,292,770		1,393,142,710	13
		270,899,264	14
			15
			16
			17
			18
			19
			20
			21
			22

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
PECO Energy Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106)

1. Report below the original cost of electric plant in service according to the prescribed accounts.
2. *In addition to Account 101, Electric Plant in Service (Classified), this page and the next include Account 102, Electric Plant Purchased or Sold;* Account 103, Experimental Electric Plant Unclassified; and Account 106, Completed Construction Not Classified-Electric.
3. Include in column (c) or (d), as appropriate, corrections of additions and retirements for the current or preceding year.
4. Enclose in parentheses credit adjustments of plant accounts to indicate the negative effect of such accounts.
5. Classify Account 106 according to prescribed accounts, on an estimated basis if necessary, and include the entries in column (c). Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (b). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, include in column (d) a tentative distribution of such retirements, on an estimated basis, with appropriate contra entry to the account for accumulated depreciation provision. Include also in column (d) reversals of tentative distributions of prior year of unclassified retirements. Show in a footnote the account distributions of these tentative classifications in columns (c) and (d), including the reversals of the prior years tentative account distributions of these amounts. Careful observance of the above

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
1	1. INTANGIBLE PLANT		
2	(301) Organization		
3	(302) Franchises and Consents	162,934	
4	(303) Miscellaneous Intangible Plant	109,573,880	
5	TOTAL Intangible Plant (Enter Total of lines 2, 3, and 4)	109,736,814	
6	2. PRODUCTION PLANT		
7	A. Steam Production Plant		
8	(310) Land and Land Rights	5,619,412	
9	(311) Structures and Improvements	242,249,142	
10	(312) Boiler Plant Equipment	819,508,895	599,511
11	(313) Engines and Engine-Driven Generators		
12	(314) Turbogenerator Units	228,047,219	
13	(315) Accessory Electric Equipment	91,996,174	
14	(316) Misc. Power Plant Equipment	20,234,909	28,575
15	TOTAL Steam Production Plant (Enter Total of lines 8 thru 14)	1,407,655,751	628,086
16	B. Nuclear Production Plant		
17	(320) Land and Land Rights	15,293,133	
18	(321) Structures and Improvements	1,985,954,360	
19	(322) Reactor Plant Equipment	4,716,391,770	
20	(323) Turbogenerator Units	1,019,062,384	
21	(324) Accessory Electric Equipment	1,194,749,519	
22	(325) Misc. Power Plant Equipment	424,222,938	
23	TOTAL Nuclear Production Plant (Enter Total of lines 17 thru 22)	9,355,674,104	
24	C. Hydraulic Production Plant		
25	(330) Land and Land Rights	1,420,823	
26	(331) Structures and Improvements	18,374,968	
27	(332) Reservoirs, Dams, and Waterways	34,439,961	
28	(333) Water Wheels, Turbines, and Generators	73,412,992	
29	(334) Accessory Electric Equipment	13,837,139	
30	(335) Misc. Power PLant Equipment	10,717,935	
31	(336) Roads, Railroads, and Bridges	1,129,395	
32	TOTAL Hydraulic Production Plant (Enter Total of lines 25 thru 31)	153,333,213	
33	D. Other Production Plant		
34	(340) Land and Land Rights	880,158	
35	(341) Structures and Improvements	6,541,457	43,550
36	(342) Fuel Holders, Products, and Accessories	24,273,458	
37	(343) Prime Movers		
38	(344) Generators	107,844,151	43,584
39	(345) Accessory Electric Equipment	13,384,173	

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

instructions and the texts of Accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of year.

6. Show in column (f) reclassifications or transfers within utility plant accounts. Include also in column (f) the additions or reductions of primary account classifications arising from distribution of amounts initially recorded in Account 102, include in column (e) the amounts with respect to accumulated provision for depreciation, acquisition adjustments, etc., and show in column (f) only the offset to the debits or credits distributed in column (f) to primary account classifications.

7. For Account 399, state the nature and use of plant included in this account and if substantial in amount submit a supplementary statement showing subaccount classification of such plant conforming to the requirement of these pages.

8. For each amount comprising the reported balance and changes in Account 102, state the property purchased or sold, name of vendor or purchase, and date of transaction. If proposed journal entries have been filed with the Commission as required by the Uniform System of Accounts, give also date of such filing.

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					1
					2
			162,934		3
			109,573,880		4
			109,736,814		5
					6
					7
			5,619,412		8
			242,249,142		9
140,719			819,967,687		10
					11
			228,047,219		12
			91,996,174		13
			20,263,484		14
140,719			1,408,143,118		15
					16
			15,293,133		17
			1,985,954,360		18
			4,716,391,770		19
			1,019,062,384		20
			1,194,749,519		21
			424,222,938		22
			9,355,674,104		23
					24
			1,420,823		25
			18,374,968		26
			34,439,961		27
			73,412,992		28
			13,837,139		29
			10,717,935		30
			1,129,395		31
			153,333,213		32
					33
			880,158		34
			6,585,007		35
			24,273,458		36
					37
			107,887,735		38
			13,384,173		39

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
PECO Energy Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
40	(346) Misc. Power Plant Equipment	4,137,754	31,841
41	TOTAL Other Prod. Plant (Enter Total of lines 34 thru 40)	157,061,151	118,975
42	TOTAL Prod. Plant (Enter Total of lines 15, 23, 32, and 41)	11,073,724,219	747,061
43	3. TRANSMISSION PLANT		
44	(350) Land and Land Rights	58,396,848	30,364
45	(352) Structures and Improvements	24,019,219	
46	(353) Station Equipment	342,465,877	7,176,721
47	(354) Towers and Fixtures	237,757,596	215,912
48	(355) Poles and Fixtures	4,362,719	
49	(356) Overhead Conductors and Devices	123,590,929	96,362
50	(357) Underground Conduit	6,377,006	
51	(358) Underground Conductors and Devices	75,866,794	104,885
52	(359) Roads and Trails	2,054,612	
53	TOTAL Transmission Plant (Enter Total of lines 44 thru 52)	874,891,600	7,624,244
54	4. DISTRIBUTION PLANT		
55	(360) Land and Land Rights	36,461,669	
56	(361) Structures and Improvements	50,967,853	161,153
57	(362) Station Equipment	563,819,899	12,698,074
58	(363) Storage Battery Equipment		
59	(364) Poles, Towers, and Fixtures	311,042,370	9,971,815
60	(365) Overhead Conductors and Devices	498,003,170	3,704,998
61	(366) Underground Conduit	217,111,249	1,131,242
62	(367) Underground Conductors and Devices	487,823,468	10,073,319
63	(368) Line Transformers	318,113,993	
64	(369) Services	258,000,034	3,500,901
65	(370) Meters	180,706,758	17,421
66	(371) Installations on Customer Premises	999,855	
67	(372) Leased Property on Customer Premises		
68	(373) Street Lighting and Signal Systems	41,352,077	572,222
69	TOTAL Distribution Plant (Enter Total of lines 55 thru 68)	2,964,402,395	41,831,145
70	5. GENERAL PLANT		
71	(389) Land and Land Rights	1,876,819	
72	(390) Structures and Improvements	39,124,834	
73	(391) Office Furniture and Equipment	15,572,924	
74	(392) Transportation Equipment		
75	(393) Stores Equipment	1,027,211	
76	(394) Tools, Shop and Garage Equipment	11,522,452	15,866
77	(395) Laboratory Equipment	20,403,514	
78	(396) Power Operated Equipment		
79	(397) Communication Equipment	10,761,513	
80	(398) Miscellaneous Equipment	3,127,010	642,016
81	SUBTOTAL (Enter Total of lines 71 thru 80)	103,416,277	657,882
82	(399) Other Tangible Property	-499,854,358	
83	TOTAL General Plant (Enter Total of lines 81 and 82)	-396,438,081	657,882
84	TOTAL (Accounts 101 and 106)	14,626,316,947	50,860,332
85	(102) Electric Plant Purchased (See Instr. 8)		
86	(Less) (102) Electric Plant Sold (See Instr. 8)		
87	(103) Experimental Plant Unclassified		
88	TOTAL Electric Plant in Service (Enter Total of lines 84 thru 87)	14,626,316,947	50,860,332

Name of Respondent PECO Energy Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
			4,169,595		40
			157,180,126		41
140,719			11,074,330,561		42
					43
5,287			58,421,925		44
			24,019,219		45
3,725,640			345,916,958		46
38,858			237,934,650		47
			4,362,719		48
46,415			123,640,876		49
			6,377,006		50
			75,971,679		51
			2,054,612		52
3,816,200			878,699,644		53
					54
			36,461,669		55
6,051			51,122,955		56
1,643,018			574,874,955		57
					58
1,853,559			319,160,626		59
1,362,179			500,345,989		60
153,654			218,088,837		61
2,449,901			495,446,886		62
			318,113,993		63
719,393			260,781,542		64
48,800			180,675,379		65
			999,855		66
					67
751,654			41,172,645		68
8,988,209			2,997,245,331		69
					70
			1,876,819		71
			39,124,834		72
			15,572,924		73
					74
			1,027,211		75
16,103			11,522,215		76
			20,403,514		77
					78
			10,761,513		79
43,204			3,725,822		80
59,307			104,014,852		81
			-499,854,358		82
59,307			-395,839,506		83
13,004,435			14,664,172,844		84
					85
					86
					87
13,004,435			14,664,172,844		88

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
PECO Energy Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	Production Plant	153,156,136
2		
3	Transmission and Distribution Plant	106,676,331
4		
5	Other Plant	121,687,167
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43	TOTAL	381,519,634

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
PECO Energy Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ACCUMULATED PROVISION FOR DEPRECIATION OF ELECTRIC UTILITY PLANT (Account 108)

1. Explain in a footnote any important adjustments during year.
2. Explain in a footnote any difference between the amount for book cost of plant retired, Line 11, column (c), and that reported for electric plant in service, pages 204-207, column 9d), excluding retirements of non-depreciable property.
3. The provisions of Account 108 in the Uniform System of accounts require that retirements of depreciable plant be recorded when such plant is removed from service. If the respondent has a significant amount of plant retired at year end which has not been recorded and/or classified to the various reserve functional classifications, make preliminary closing entries to tentatively functionalize the book cost of the plant retired. In addition, include all costs included in retirement work in progress at year end in the appropriate functional classifications.
4. *Show separately interest credits under a sinking fund or similar method of depreciation accounting.*

Section A. Balances and Changes During Year

Line No.	Item (a)	Total (c+d+e) (b)	Electric Plant in Service (c)	Electric Plant Held for Future Use (d)	Electric Plant Leased to Others (e)
1	Balance Beginning of Year	11,472,047,396	11,472,047,396		
2	Depreciation Provisions for Year, Charged to				
3	(403) Depreciation Expense	187,334,199	187,334,199		
4	(413) Exp. of Elec. Plt. Leas. to Others				
5	Transportation Expenses-Clearing				
6	Other Clearing Accounts				
7	Other Accounts (Specify):				
8					
9	TOTAL Deprec. Prov for Year (Enter Total of lines 3 thru 8)	187,334,199	187,334,199		
10	Net Charges for Plant Retired:				
11	Book Cost of Plant Retired	12,856,631	12,856,631		
12	Cost of Removal	6,005,511	6,005,511		
13	Salvage (Credit)				
14	TOTAL Net Chrgs. for Plant Ret. (Enter Total of lines 11 thru 13)	18,862,142	18,862,142		
15	Other Debit or Cr. Items (Describe):				
16					
17	Balance End of Year (Enter Totals of lines 1, 9, 14, 15, and 16)	11,640,519,453	11,640,519,453		
	Section B. Balances at End of Year According to Functional Classification				
18	Steam Production	1,118,530,373	1,118,530,373		
19	Nuclear Production	8,894,095,352	8,894,095,352		
20	Hydraulic Production-Conventional	62,790,794	62,790,794		
21	Hydraulic Production-Pumped Storage				
22	Other Production	155,455,124	155,455,124		
23	Transmission	366,946,305	366,946,305		
24	Distribution	966,108,386	966,108,386		
25	General	76,593,119	76,593,119		
26	TOTAL (Enter Total of lines 18 thru 25)	11,640,519,453	11,640,519,453		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
PECO Energy Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NONUTILITY PROPERTY (Account 121)

1. Give a brief description and state the location of Nonutility property included in Account 121.
2. Designate with a double asterisk any property which is Leased to another company. State name of Lessee and whether Lessee is an associated company.
3. Furnish particulars (details) concerning sales, purchases, or transfers of Nonutility Property during the year.
4. List separately all property previously devoted to public service and give date of transfer to Account 121, Nonutility Property.
5. Minor Items (5% of the Balance at the End of the Year), for Account 121 or $100,000, whichever is Less) may be-grouped by (1) previously devoted to public service (Line 44), or (2) other Nonutility property (Line 45).

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Purchases, Sales, Transfers, etc. (c)	Balance at End of Year (d)
1	NEVER IN PUBLIC SERVICE			
2	Land & Structures - Pottstown-Limerick Airport (9519)	2,185,409		2,185,409
3	Land - Prop. System Operation Site (9829)	7,420		7,420
4	Land & Structures - Bradford-Newlinville Line (9531)	1,439,144		1,439,144
5	Land & Struct. - Concord-Middletown Line,Delco (5002)	54,928		54,928
6	Land & Struct.Schuylkill Div Serv Bldg (9527)	1,334,774		1,334,774
7	Land & Struct.-Newtown Serv. Bldg Bucks Co (0378)	13,548		13,548
8	Land-Limerick Trans. Montgomery Co (9534)	1,061,400		1,061,400
9	Land -Prop Charleston Area Gen Sta (9803)			
10	Land -Merrill Creek Reservoir, NJ (0002)	680,990	-573,041	107,949
11	Land & Struct. -Elroy-Branchburg Transm Line (7517)	389,265		389,265
12	Land & Struct. -Fulton Nuclear Power St. York (0005)	356,571	-174,356	182,215
13	Land -Packer Substation, Phil. (1025)	204,888		204,888
14	Land - Chichester Substation, Phila (0753)	195,226		195,226
15	Land & Struct. -900 Pine St Darby Boro(9540)	178,517		178,517
16	Land & Struct. -Ivyland City Gate Sta(0630)	203,361		203,361
17	Land & Struct. -Welsh Rd,Lower Moreland(9524)	147,284		147,284
18	Land -Hartranft,Substa,Phil(9809)	144,649		144,649
19	Land -San Miguel, Colorado (9536)	143,729		143,729
20	Land -Bradshaw Reservoir Water Del. Syst. to Lim (0004)	133,120		133,120
21	Land & Struct. - Eddystone Gen. Sta (0006)	110,879		110,879
22	land -Tacony Substation, Phila (1113)	102,859		102,859
23	Land-Former R/W Eddystone - Phila. (9528)	110,009		110,009
24	Land -Overbrook Substation, Phila (1006)	101,033		101,033
25	Land & Struct. - Goshen Sub Site (3606)	364,835		364,835
26	Land & Towers Heaton - Woodbourne (7057)	3,573,434		3,573,434
27	Land - Peach Bottom Newlinville (7022)	211,403		211,403
28	Structures & Equip - Fairless Hills Station (0142)	16,849,495		16,849,495
29	Structures & Equip - Tullytown Station - (0141)	3,809,512		3,809,512
30	Structures & Equip - 401 City Ave., Mont. Cnty (0402)	397,111		397,111
31	Land- Warminster Service Building (0352)	109,601		109,601
32	Monroe Building (618)	8,838,162		8,838,162
33				
34	PREVIOUSLY IN PUBLIC SERVICE			
35	Land & Struct. - Elro-Hosensack(7518)	870,623		870,623
36	Land & Assoc. Equip.-Chester Sta. Delaware Co. (0008)	790,330		790,330
37	Coal Hand. Equip. - Schuylkill Sta, Phila (0001)	360,517	-80,588	279,929
38	Land & Struct. - Former Federal Subst. (1002)	185,266		185,266
39	Land -Christian St. Serv. Bldg. (0373)	214,207		214,207
40				
41				
42	Minor Item Previously Devoted to Public Service			
43				
44	Minor Item Previously Devoted to Public Service			
45	Minor Items-Other Nonutility Property			
46	TOTAL	53,395,287	-1,214,504	52,180,783

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
PECO Energy Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

NONUTILITY PROPERTY (Account 121)

1. Give a brief description and state the location of Nonutility property included in Account 121.
2. Designate with a double asterisk any property which is Leased to another company. State name of Lessee and whether Lessee is an associated company.
3. Furnish particulars (details) concerning sales, purchases, or transfers of Nonutility Property during the year.
4. List separately all property previously devoted to public service and give date of transfer to Account 121, Nonutility Property.
5. Minor Items (5% of the Balance at the End of the Year), for Account 121 or $100,000, whichever is Less) may be-grouped by (1) previously devoted to public service (Line 44), or (2) other Nonutility property (Line 45).

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Purchases, Sales, Transfers, etc. (c)	Balance at End of Year (d)
1	Minor Items-Other Nonutility Property	107,789		107,789
2	Storage Tank - Tilghman St. Gas Plant, Del. Co. (0626)	101,994		101,994
3	Peach Bottom -Keeney,PA Line to DE Line(7930)	1,190,396		1,190,396
4	Land & Struct. Elkton Service Bldg (0901)	993,542		993,542
5	Equipment-Conowingo Power Company	184,932		184,932
6	Land - PECO Power Co. -Bradford 220 KV Line (7003)	1,007,563		1,007,563
7	Land - Muddy Run (0019)	124,436		124,436
8	Land & Structure Germantown Svc Bldg (316)	129,187		129,187
9	Land & Structure Overhead Trans Center (349)	454,463		454,463
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41	Minor Items	3,227,486	-386,519	2,840,967
42				
43				
44	Minor Item Previously Devoted to Public Service			
45	Minor Items-Other Nonutility Property			
46	TOTAL	53,395,287	-1,214,504	52,180,783

201.20 UTILITY PLANT AND ADJUSTMENTS

(Omit Cents)

Line No.		Account (a)	Balance Beginning of Year (b)	Additions (c)	Retirements (d)	Adjustments and Transfers (e)	Balance End of Year (f)
1.		GAS PLANT					
2.		1. INTANGIBLE PLANT					
3.	301	Organization					
4.	302	Franchises and consents	50,033				50,033
5.	303	Miscellaneous intangible plant		4,212,009			4,212,009
6.							
7.		Total Intangible Plant	50,033	4,212,009	-	-	4,262,042
8.		2. PRODUCTION PLANT					
9.		A. MANUFACTURED GAS					
10.	304	Land and land rights					
11.	305	Structures and improvements	872,397				872,397
12.	306	Boiler plant equipment					
13.	307	Other power equipment					
14.	308	Coke ovens					
15.	309	Producer gas equipment					
16.	310	Water gas generating equipment					
17.	311	Liquified petroleum gas equipment	12.076.565	1,362,516			13,439,081
18.	312	Oil gas generating equipment					
19.	313	Generating equipment - Other processes					
20.	314	Coal, coke and ash handling equipment					
21.	315	Catalytic craking equipment					
22.	316	Other reforming equipment					
23.	317	Purification equipment					
24.	318	Residual refining equipment					
25.	319	Gas mixing equipment					
26.	320	Other equipment					
27.							
28		Total Manufactured Gas		,362,516	-		14,311,478

PUC Report

201.20 UTILITY PLANT AND ADJUSTMENTS

(Omit Cents)

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)	Retirements (d)	Adjustments and Transfers (e)	Balance End of Year (f)
29.	B. NATURAL GAS					
30.	B. 1. PRODUCTION AND GATHERING					
31.	325.1 Producing lands					
32.	325.2 Producing leaseholds					
33.	325.3 Gas rights					
34.	325.4 Rights-of-way					
35.	325.5 Other land and land rights					
36.	326 Gas well structures					
37.	327 Field compressor station structures					
38.	328 Field meas. & reg. station structures					
39.	329 Other structures					
40.	330 Producing gas wells-well construction					
41.	331 Producing gas wells-well equipment					
42.	332 Field lines					
43.	333 Field compressor station equipment					
44.	334 Field meas. & reg. station equipment					
45.	335 Drilling and cleaning equipment					
46.	336 Purification equipment					
47.	337 Other equipment					
48.						
49.	Total Production and Gathering					
50.	B. 2. PRODUCTS EXTRACTION PLANT					
51.	340 Land and land rights					
52.	341 Structures and improvements					
53.	342 Extraction and refining equipment					
54.	343 Pipe lines					
55.	344 Extracted products storage equipment					
56.	345 Compressor equipment					
57.	346 Gas meas. & reg. equipment					
58.	347 Other equipment					
59.						
60.	Total Products Extraction Equipment					
61.	Total Natural Gas					
62.	Total Production Plant					

201.20 UTILITY PLANT AND ADJUSTMENTS

(Omit Cents)

Line No.	Account	Balance Beginning of Year (b)	Additions (c)	Retirements (d)	Adjustments and Transfers (e)	Balance End of Year (f)
63.	3. STORAGE PLANT					
64.	A. UNDERGROUND STORAGE					
65.	350.1 Land					
66.	350.2 Leaseholds					
67.	350.3 Storage rights					
68.	350.4 Rights-of-way					
69.	350.5 Gas rights					
70.	351 Structures					
71.	352 Wells					
72.	353 Lines					
73.	354 Compressor station equipment					
74.	355 Measuring and regulating equipment					
75.	356 Purification equipment					
76.	357 Other equipment					
77.						
78.	Total Underground Storage					
79.	B. LOCAL STORAGE					
80.	360 Land and land rights	15,948				15,948
81.	361 Structures and improvements	3,095,311	1,341,787			4,437,098
82.	362 Gasholders	6,261,267	460,087			6,721,354
83.	363 Other equipment	7,908,997	4,458,832			12,367,829
84.						
85.	Total Local Storage	17,281,523	6,260,706			23,542,229
86.	Total Storage Plant	17,281,523	6,260,706			23,542,229
87.	4. TRANSMISSION PLANT					
88.	365.1 *Land and land rights*					
89.	365.2 Rights-of-way					
90.	366 Structures and improvements					
91.	367 Mains					
92.	368 *Compressor station equipment*					
93.	369 Meas. & reg. station equipment					
94.	370 Communication equipment					
95.	371 Other equipment					
96.						
97.						
98.	Total Transmission Plant					

201.20 UTILITY PLANT AND ADJUSTMENTS

(Omit Cents)

Line No.	Account	Balance Beginning of Year (b)	Additions (c)	Retirements (d)	Adjustments and Transfers (e)	Balance End of Year (f)
99.	5. DISTRIBUTION PLANT					
100.	374 Land and land rights	1,885,719	133,700			2,019,419
101.	375 Structures and improvements	3,843,906	9,776,136			13,620,042
102.	376 Mains	427,393,554	181,033,172	8,396,570		600,030,156
103.	377 Compressor station equipment	24,692				24,692
104.	378 "M&R" Station equipment - General	9,998,093	334,110	310,836		10,021,367
105.	379 "M&R Station equipment - city gate chk station	8,953,795	9,485,753			18,439,548
106.	380 Services	302,707,178	59,100,736	6,418,432		355,389,483
107.	381 Meters	31,172,241	1,383,808			32,556,049
108.	382 Meter installations	58,771,885	37,276,335	227,369		95,820,851
109.	383 House regulators					
110.	384 House regulators installations	848		848		-
111.	385 Industrial "M&R" station equipment					
112.	386 Other property on customers premises					
113.	387 Other equipment	1,396,275	1,489,585			2,885,860
114.						
115.	Total Distribution Plant	846,148,186	300,013,335	15,354,055	-	1,130,807,466
116.	6. GENERAL PLANT					
117.	389 Land and land rights					
118.	390 Structures and Improvements	3,433,434	114,697			3,548,131
119.	391 Office furniture and equipment		26,149			26,149
120.	392 Transportation equipment					
121.	393 Stores equipment					
122.	394 *Tools, shop and garage equipment*	297,915	568,738			866,653
123.	395 Laboratory equipment	1,089,152	1,918,034			3,007,186
124.	396 Power operated equipment					
125.	397 Communication equipment					
126.	398 Miscellaneous equipment	83,396	54,596	20,098		117,894
127.	399 Other tangible property	60,592				60,592
128.						
129.	Total General Plant	4,964,489	2,682,214	20,098		7,626,605
130.						
131.	Total Gas Plant in Service	881,393,193	314,530,780	15,374,152		1,180,549,820

201.20 UTILITY PLANT AND ADJUSTMENTS

(Omit Cents)

Line No.		Account	Balance Beginning of Year (b)	Additions (c)	Retirements (d)	Adjustments and Transfers (e)	Balance End of Year (f)
132.		7. OTHER GAS PLANT					
133.	102	Gas plant purchased or sold					
134.	103	Gas plant in process of reclassification					
135.	104	Gas plant leased to others					
136.	105	Gas plant held for future use	2,259				2,259
137.	106	Completed construction not classified	294,202,946		294,202,946		-
138.	107	Construction work in progress - gas	12,008,731	38,823,166			50,831,897
139.	117	Gas stored underground - Noncurrent					
140.							
141.		Total Other Gas Plant	306,213,936	38,823,166	294,202,946	-	50,834,156
142.		8. ADJUSTMENTS					
143.	114	Gas plant acquisition adjustments					
144.	116	Other gas plant adjustments					
145.							
146.		Total Adjustments					
147.							
148.		Total Gas Plant and Adjustments	1,187,607,129	42,456,888			1,230,064,017
149.	118	Other Utility Plant (see sch. no)					
150.		Electric schedule FERC page 200	14,763,241,831	284,514,644			15,047,756,475
151.							
152.		*Common schedule FERC page 201*	549,107,801		3,326,562		545,781,239
153.							
154.							
155.		Total Utility Plant and Adjustments	16,499,956,761	326,971,532	3,326,562	-	16,823,601,731

COMPLETED CONSTRUCTION NOT CLASSIFIED, ACCOUNT 106 (GAS PLANT)

Each month the company transfers the costs of completed construction work from "Account 107 - Construction Work in Progress" to "Account 106 - Completed Construction Not Classified". This amount is carried on the books of account as a total amount, and as jobs are analyzed, the applicable amounts are then transferred to appropriate primary accounts.

This schedule comprising pages 207-211, includes a preliminary classification of primary accounts of the amount of Account 1065 - Completed Construction Not Classified." The preparation of the schedule in this manner is for the purpose of making available, by primary accounts, a reasonable accurate classification of all plant in service.

These amounts of such property for which preliminary classification is included in the beginning and the end of year balance, column (b) and (f), with net change column (c) are as follows:

Accoun	Description	Balance 01/01/2000	Balance 12/31/2000	Net Change
	Production Plan			
303	Intangibles	4,180,745	-	(4,180,745)
305	Structures and Improvements	27,567	-	(27,567)
306	Boiler Plant Equipment			
307	Other Power Equipment			
311	Liquefied Petroleum Gas Equipment	1,352,858		(1,352,858)
312	Oil Gas Generating Equipment			
319	Gas Mixing Equipment			
320	Other Equipment			
	Total	5,561,170	-	(5,561,170)
	Storage Plant			
361	Structures and Improvements	1,439,334	-	(1,439,334)
362	Gas Holders	456,672	-	(456,672)
363.0	Purification Equipment	13,388	-	(13,388)
363.1	Liquefaction Equipment	1,869,623	-	(1,869,623)
363.3	Compressor Equipment	681	-	(681)
363.4	Measuring and Regulating Equipment	-	-	-
363.5	Vaporizing Equipment	983,335	-	(983,335)
365	Other Equipment			
	Total Storage Plant	4,763,033	-	(4,763,033)
	Distribution Plant			
374	Land and Land Rights	249,309	-	(249,309)
375	Structures and Improvements	8,009,296	-	(8,009,296)
376	Mains	152,225,888	-	(152,225,888)
377	Compressor Station Equipment			
378	Measuring and Regulating Station Equipı	331,215	-	(331,215)
379	City Gate Stations	9,039,302	-	(9,039,302)
380	Services	35,364,332	-	(35,364,332)

COMPLETED CONSTRUCTION NOT CLASSIFIED, ACCOUNT 106 (GAS PLANT) (Continued)

Account	Description	Balance 01/01/2000	Balance 12/31/2000	Net Change
	Distribution Plant (continued)			
381	Meters	1,369,124	-	(1,369,124)
382	Meter Installations	36,184,926	-	(36,184,926)
383	House Regulators			
384	House Regulator Installations			
387	Other Equipment	329,989	-	(329,989)
	Total Distribution Plant	279,196,665		(279,196,665)
	General Plant			
394	Miscellaneous Equipment	485,715	-	(485,715)
390	Structures and Improvement	1,168,145	-	(1,168,145)
395	Tools, Shop and Garage Equipment	1,910,405	-	(1,910,405)
397	Laboratory Equipment			-
	Other Tangible Property	(432,627)	-	432,627
	Total General Plant	3,131,638	-	(3,131,638)
	Total Gas Plant	294,202,946	-	(294,202,946)

Note: As a result of the implementation of a new accounting system, PECO transfers assets from Construction Work in Progress (Account 107) directly to Electric Plant in Service (Account 101) when projects are placed in service.

PRELIMINARY RETIREMENT ESTIMATES - (GAS PLANT)

With respect to retirements, this schedule includes credits representing the original cost (estimated if not known) of plant removed from service. The corresponding debits remain in "Account 108, Retirement Work in Progress" until the individual job is completely analyzed and the exact retirement ascertained. The original entry is then reversed and the exact amount debited to "Account 108, Accumulated Provision for Depreciation of Utility Plant in Service". The amounts of such preliminary retirements reflected in the beginning and end of year balance columns (b) and (f) with net change column (d) are as follows:

Account	Description	Balance 01/01/2000	Balance 12/31/2000	Net Change
	Production Plant			
305	Structures and Improvement			
306	Boiler Plant Equipment			
307	Other Power Equipment			
311	Liquefied Petroleum Gas Equipment			
312	Oil Gas Generating Equipment			
319	Gas Mixing Equipment			
320	Other Equipment			
	Total			
	Storage Plant			
361	Structures and Improvements	21,789	-	(21,789)
362	Gas Holders			
363.0	Purification Equipment			
363.1	Liquefacation Equipment			
365.5	Other Equipment			
	Total Storage Plant	21,789	-	(21,789)
	Distribution Plant			
375	Structures and Improvements			
376	Mains	11,389	-	(11,389)
377	Compressor Station Equip.			
378	Measuring and Regulating Station Equip.			
379	City Gate Stations			
380	Services			
381	Meters			
384	House Regulator Installations			
387	Other Equipments			
	Total Distribution Plant	11,389	-	(11,389)
	General Plant			
395	Laboratory Equipment			
398	Miscellaneous Equipment			
	Total General Plant			
	Total Gas Plant	33,178	-	(33,178)

Note: As a result of the implementation of a new accounting system, PECO no longer uses preliminary retirement estimates.

For the year 2000, depreciation was computed on a straight-line basis by applying the following composite rates to the average depreciable investment in each class of property reflected on the Company's books at the beginning and end of 2000.

Class of Property	Percentage
Electric	2.74%
Gas	2.34%
Common (including transportation equipment)	5.09%

202 ACCUMULATED PROVISION FOR DEPRECIATION, AMORTIZATION, AND DEPLETION OF PLANT AND ADJUSTMENTS

	Item (a)	Total (b)
1.	Balance at Beginning of Year	11,986,776,039
2.		
3.	Credits:	
4.	Annual provisions charged to account 403	204,764,447
5.	Annual provisions charged to account 404	-
6.	Annual provisions charged to account 405	-
7.	Annual provisions charged to account 126	-
8.	Annual provisions charged to account 184	1,831,050
9.		
10.		
11.	Salvage for Plant retired	-
12.		
13.	Other credits	30,270,864
14.		
15.	Total Credits	236,866,361
16.		
17.	Debits:	
18.	Book Cost of Plant Retired	28,944,124
19.	Removal Costs of Plant Retired	6,237,207
20.		
21.	Other Debits	-
22.		
23.	Total Debits	35,181,331
24.		
25.	Balance at End of Year	12,188,461,069

Use columns c to n inclusive for the following accounts:
Class A&B Electric Utilities - 108, 109, 110, 111, 112, 113 and 115
Class C Electric and Gas Utilities - 110 (subdivided as prescribed in the uniform system of accounts)
Class A&B Gas Utilities - 108, 109, 110, 111.1, 111.2, 111.3, 112, 113.1, 113.2 and 115.

Class D Utilities show account 110 in column b.
Combination utilities show totals for each type of utility.

On page 215 state the rules by which the respondent determined the amounts of charges for depreciation and amortization of plant. Show the rates used in computing the depreciation and amortization charges for the year, and state if any change has been made in the rates used or methods of determining depreciation and amortization charges from those used for the preceding year.

202 ACCUMULATED PROVISION FOR DEPRECIATION, AMORTIZATION, AND DEPLETION OF PLANT AND ADJUSTMENTS

	Account No. Electric (c)	Account No. Gas (d)	Account No. Steam (e)	Account No. Common (f)	Account No. Transportation (g)	Account No.
1.	11,472,047,395	315,024,726		185,833,797	13,870,121	
2.						
3.						
4.	157,063,336	27,762,311		19,938,800		
5.						
6.						
7.						
8.					1,831,050	
9.						
10.						
11.						
12.						
13.	30,270,864					
14						
15.	187,334,200	27,762,311		19,938,800	1,831,050	
16.						
17.						
18.	12,856,631	15,373,304		666,437	47,752	
19.	6,005,511	231,696				
20.						
21.						
22						
23.	18,862,142	15,605,000		666,437	47,752	
24.						
25.	11,640,519,453	327,182,037		205,106,160	15,653,419	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Susquehanna Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Line No.	Classification (a)	Total (b)	Electric (c)
1	Utility Plant		
2	In Service		
3	Plant in Service (Classified)	833	833
4	Property Under Capital Leases		
5	Plant Purchased or Sold		
6	Completed Construction not Classified		
7	Experimental Plant Unclassified		
8	Total (3 thru 7)	833	833
9	Leased to Others		
10	Held for Future Use		
11	Construction Work in Progress		
12	Acquisition Adjustments		
13	Total Utility Plant (8 thru 12)	833	833
14	Accum Prov for Depr, Amort, & Depl		
15	Net Utility Plant (13 less 14)	833	833
16	Detail of Accum Prov for Depr, Amort & Depl		
17	In Service:		
18	Depreciation		
19	Amort & Depl of Producing Nat Gas Land/Land Right		
20	Amort of Underground Storage Land/Land Rights		
21	Amort of Other Utility Plant		
22	Total In Service (18 thru 21)		
23	Leased to Others		
24	Depreciation		
25	Amortization and Depletion		
26	Total Leased to Others (24 & 25)		
27	Held for Future Use		
28	Depreciation		
29	Amortization		
30	Total Held for Future Use (28 & 29)		
31	Abandonment of Leases (Natural Gas)		
32	Amort of Plant Acquisition Adj		
33	Total Accum Prov (equals 14) (22,26,30,31,32)		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Susquehanna Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Gas (d)	Other (Specify) (e)	Other (Specify) (f)	Other (Specify) (g)	Common (h)	Line No.
					1
					2
					3
					4
					5
					6
					7
					8
					9
					10
					11
					12
					13
					14
					15
					16
					17
					18
					19
					20
					21
					22
					23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Susquehanna Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106)

1. Report below the original cost of electric plant in service according to the prescribed accounts.
2. In addition to Account 101, Electric Plant in Service (Classified), this page and the next include Account 102, Electric Plant Purchased or Sold; Account 103, Experimental Electric Plant Unclassified; and Account 106, Completed Construction Not Classified-Electric.
3. Include in column (c) or (d), as appropriate, corrections of additions and retirements for the current or preceding year.
4. Enclose in parentheses credit adjustments of plant accounts to indicate the negative effect of such accounts.
5. Classify Account 106 according to prescribed accounts, on an estimated basis if necessary, and include the entries in column (c). Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (b). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, include in column (d) a tentative distribution of such retirements, on an estimated basis, with appropriate contra entry to the account for accumulated depreciation provision. Include also in column (d) reversals of tentative distributions of prior year of unclassified retirements. Show in a footnote the account distributions of these tentative classifications in columns (c) and (d), including the reversals of the prior years tentative account distributions of these amounts. Careful observance of the above

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
1	1. INTANGIBLE PLANT		
2	(301) Organization	833	
3	(302) Franchises and Consents		
4	(303) Miscellaneous Intangible Plant		
5	TOTAL Intangible Plant (Enter Total of lines 2, 3, and 4)	833	
6	2. PRODUCTION PLANT		
7	A. Steam Production Plant		
8	(310) Land and Land Rights		
9	(311) Structures and Improvements		
10	(312) Boiler Plant Equipment		
11	(313) Engines and Engine-Driven Generators		
12	(314) Turbogenerator Units		
13	(315) Accessory Electric Equipment		
14	(316) Misc. Power Plant Equipment		
15	TOTAL Steam Production Plant (Enter Total of lines 8 thru 14)		
16	B. Nuclear Production Plant		
17	(320) Land and Land Rights		
18	(321) Structures and Improvements		
19	(322) Reactor Plant Equipment		
20	(323) Turbogenerator Units		
21	(324) Accessory Electric Equipment		
22	(325) Misc. Power Plant Equipment		
23	TOTAL Nuclear Production Plant (Enter Total of lines 17 thru 22)		
24	C. Hydraulic Production Plant		
25	(330) Land and Land Rights		
26	(331) Structures and Improvements		
27	(332) Reservoirs, Dams, and Waterways		
28	(333) Water Wheels, Turbines, and Generators		
29	(334) Accessory Electric Equipment		
30	(335) Misc. Power PLant Equipment		
31	(336) Roads, Railroads, and Bridges		
32	TOTAL Hydraulic Production Plant (Enter Total of lines 25 thru 31)		
33	D. Other Production Plant		
34	(340) Land and Land Rights		
35	(341) Structures and Improvements		
36	(342) Fuel Holders, Products, and Accessories		
37	(343) Prime Movers		
38	(344) Generators		
39	(345) Accessory Electric Equipment		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Susquehanna Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

instructions and the texts of Accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of year.

6. Show in column (f) reclassifications or transfers within utility plant accounts. Include also in column (f) the additions or reductions of primary account classifications arising from distribution of amounts initially recorded in Account 102, include in column (e) the amounts with respect to accumulated provision for depreciation, acquisition adjustments, etc., and show in column (f) only the offset to the debits or credits distributed in column (f) to primary account classifications.

7. For Account 399, state the nature and use of plant included in this account and if substantial in amount submit a supplementary statement showing subaccount classification of such plant conforming to the requirement of these pages.

8. For each amount comprising the reported balance and changes in Account 102, state the property purchased or sold, name of vendor or purchase, and date of transaction. If proposed journal entries have been filed with the Commission as required by the Uniform System of Accounts, give also date of such filing.

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					1
			833		2
					3
					4
			833		5
					6
					7
					8
					9
					10
					11
					12
					13
					14
					15
					16
					17
					18
					19
					20
					21
					22
					23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33
					34
					35
					36
					37
					38
					39

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Susquehanna Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
40	(346) Misc. Power Plant Equipment		
41	TOTAL Other Prod. Plant (Enter Total of lines 34 thru 40)		
42	TOTAL Prod. Plant (Enter Total of lines 15, 23, 32, and 41)		
43	3. TRANSMISSION PLANT		
44	(350) Land and Land Rights		
45	(352) Structures and Improvements		
46	(353) Station Equipment		
47	(354) Towers and Fixtures		
48	(355) Poles and Fixtures		
49	(356) Overhead Conductors and Devices		
50	(357) Underground Conduit		
51	(358) Underground Conductors and Devices		
52	(359) Roads and Trails		
53	TOTAL Transmission Plant (Enter Total of lines 44 thru 52)		
54	4. DISTRIBUTION PLANT		
55	(360) Land and Land Rights		
56	(361) Structures and Improvements		
57	(362) Station Equipment		
58	(363) Storage Battery Equipment		
59	(364) Poles, Towers, and Fixtures		
60	(365) Overhead Conductors and Devices		
61	(366) Underground Conduit		
62	(367) Underground Conductors and Devices		
63	(368) Line Transformers		
64	(369) Services		
65	(370) Meters		
66	(371) Installations on Customer Premises		
67	(372) Leased Property on Customer Premises		
68	(373) Street Lighting and Signal Systems		
69	TOTAL Distribution Plant (Enter Total of lines 55 thru 68)		
70	5. GENERAL PLANT		
71	(389) Land and Land Rights		
72	(390) Structures and Improvements		
73	(391) Office Furniture and Equipment		
74	(392) Transportation Equipment		
75	(393) Stores Equipment		
76	(394) Tools, Shop and Garage Equipment		
77	(395) Laboratory Equipment		
78	(396) Power Operated Equipment		
79	(397) Communication Equipment		
80	(398) Miscellaneous Equipment		
81	SUBTOTAL (Enter Total of lines 71 thru 80)		
82	(399) Other Tangible Property		
83	TOTAL General Plant (Enter Total of lines 81 and 82)		
84	TOTAL (Accounts 101 and 106)	833	
85	(102) Electric Plant Purchased (See Instr. 8)		
86	(Less) (102) Electric Plant Sold (See Instr. 8)		
87	(103) Experimental Plant Unclassified		
88	TOTAL Electric Plant in Service (Enter Total of lines 84 thru 87)	833	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Susquehanna Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2000

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					40
					41
					42
					43
					44
					45
					46
					47
					48
					49
					50
					51
					52
					53
					54
					55
					56
					57
					58
					59
					60
					61
					62
					63
					64
					65
					66
					67
					68
					69
					70
					71
					72
					73
					74
					75
					76
					77
					78
					79
					80
					81
					82
					83
			833		84
					85
					86
					87
			833		88

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

Annual Report on Form U5S Filed Pursuant to the)
Public Utility Holding Company Act of 1935) No.
For the Year Ended December 31, 2000)

OBJECTION TO PUBLIC DISCLOSURE
PURSUANT TO 17 CFR §250.104(b)

COMES NOW Exelon Corporation, a registered public utility holding company, on its behalf and on behalf of its subsidiaries, affiliates and associates, pursuant to 17 CFR §250.104, and requests that the Securities and Exchange Commission ("SEC") grant and maintain confidential treatment to the attached (a) information regarding capital investment in each EWG and FUCO included as part of the response to Item 9, Wholesale Generators and Foreign Utility Companies, Part I (b); (b) consolidating financial statements for PECO Energy Power Company included as part of the response to Item 10, Financial Statements; (c) Exhibit I.1, AmerGen Energy Company LLC Financial Statements; and (d) Exhibit I.2, Sithe Energies, Inc. and Subsidiaries Consolidated Financial Statements.

Exelon Corporation is submitting this information as part of Amendment No. 1 to its Annual Report on Form U5S for the year ended December 31, 2000 with this Objection. This information contains highly sensitive confidential and proprietary information not otherwise available to the public which, if made generally known, would harm Exelon Corporation and its subsidiaries, affiliates and associates in their business and provide unfair advantage to their competitors.

WHEREFORE Exelon Corporation respectfully requests that the SEC hold the attached information as confidential under the provisions of Rule 104.

Respectfully Submitted,

EXELON CORPORATION

By: [signature]

Scott N. Peters
Assistant Secretary, SEC and
PUHCA Counsel

LISTING OF CONFIDENTIAL EXHIBITS

- ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

  Part I (b). Sithe and Amergen capital investment

- ITEM 10. FINANCIAL STATEMENTS AND EXHIBITS

  Consolidating Financial Statements of PECO Energy Power Company

- EXHIBIT I.1
  AmerGen Energy Company LLC Financial Statements

- EXHIBIT I.2
  Sithe Energies, Inc. and Subsidiaries Consolidated Financial Statements

Capital Investment under Item 9 Part I b

EWG	Investment
Amergen	$ 44 million
Sithe Energies, Inc.	$704 million

PECO ENERGY POWER COMPANY & SUBSIDIARY COMPANY
CONSOLIDATING STATEMENT OF INCOME
For the Year Ended December 31, 2000

	PECO Energy Power Company	Susquehanna Power Company	Eliminations	Consolidated
Rentals from Utility Plant Leased to Others:				
Affiliates	$411,429	$19,488,746	---	$19,900,175
Others	277,802	(4,174)	---	273,628
Total Rentals from Utility Plant Leased to Others	689,231	19,484,572	---	20,173,803
Expenses of Utility Plant Leased to Others:				
Operations & Maintenance	---	63,778	---	63,778
Depreciation and Amortization	41,429	2,227,079	---	2,268,508
Taxes Other Than Income	(26,461)	1,194,694	---	1,168,233
Total Expenses of Utility Plant Leased to Others	14,968	3,485,551	---	3,500,519
Income from Leased Utility Plant	674,263	15,999,021	---	16,673,284
Other Income and Deductions:				
Capitalized Interest	(298)	2,812	---	2,514
Equity in Net Income of Subsidiary	9,653,740	---	(9,653,740)	---
Total Other Income and Deductions	9,653,442	2,812	(9,653,740)	2,514
Income Before Taxes	10,327,705	16,001,833	(9,653,740)	16,675,798
Income Taxes	279,600	6,348,093	---	6,627,693
Net Income	$10,048,105	$9,653,740	($9,653,740)	$10,048,105

See Notes to Consolidating Financial Statements

PECO ENERGY POWER COMPANY & SUBSIDIARY COMPANY
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2000
(ASSETS)

	PECO Energy Power Company	Susquehanna Power Company	Eliminations	Consolidated
ASSETS				
Utility Plant	$6,488,178	$160,347,073	---	$166,835,251
Less Accumulated Provision for Depreciation and Amortization	821,374	40,462,942	---	41,284,316
	5,666,804	119,884,131	---	125,550,935
Construction Work in Progress	---	3,771,469	---	3,771,469
	5,666,804	123,655,600	---	129,322,404
Investments				
Investment in Subsidiary Company	108,285,540	---	($108,285,540)	---
Nonutility Property, Net	---	---	---	---
	108,285,540	---	(108,285,540)	---
Current Assets				
Cash and Cash Equivalents	141,013	(106,065)	---	34,948
Accounts Receivable, Affiliates	2,437,215	7,454,361	---	9,891,576
Accounts Receivable, Other	97,121	---	---	97,121
Prepayments	48,941	68,037	---	116,978
	2,724,290	7,416,333	---	10,140,623
Deferred Debits				
Miscellaneous Deferred Debits	---	(26)	---	(26)
	---	(26)	---	(26)
Total Assets	$116,676,634	$131,071,907	($108,285,540)	$139,463,001

See Notes to Consolidating Financial Statements.

PECO ENERGY POWER COMPANY & SUBSIDIARY COMPANY
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2000
(CAPITALIZATION & LIABILITIES)

	PECO Energy Power Company	Susquehanna Power Company	Eliminations	Consolidated
CAPITALIZATION & LIABILITIES				
Capitalization				
Common Shareholder's Equity				
Common Stock ($25 par)				
Authorized 1,500,000 Shares,				
Outstanding 984,000 Shares	$24,600,000	---	---	$24,600,000
Common Stock (without par value)				
Authorized 1,500,000 Shares,				
Outstanding 1,273,000 Shares	---	$47,047,450	($47,047,450)	---
Other Paid-In Capital	74,740,078	47,715,078	(47,715,078)	74,740,078
Retained Earnings	16,735,685	13,523,012	(13,523,012)	16,735,685
	116,075,763	108,285,540	(108,285,540)	116,075,763
Current Liabilities				
Accounts Payable, Other	2,712	61,268	---	63,980
Taxes Accrued	180,017	4,432,165	---	4,612,182
Other	9,267	12,348	---	21,615
	191,996	4,505,781	---	4,697,777
Deferred Credits				
Unamortized Investment Tax Credit	---	868,273	---	868,273
Deferred Income Taxes	408,875	17,412,313	---	17,821,188
	408,875	18,280,586	---	18,689,461
Total Capitalization & Liabilities	$116,676,634	$131,071,907	($108,285,540)	$139,463,001

See Notes to Consolidating Financial Statements.

PECO ENERGY POWER COMPANY & SUBSIDIARY COMPANY
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2000

	PECO Energy Power Company	Susquehanna Power Company	Eliminations	Consolidated
Cash Flows from Operating Activities				
Net Income	$10,048,105	$9,653,740	($9,653,740)	$10,048,105
Income Before Extraordinary Item				
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:				
Depreciation and Amortization	41,429	2,227,079	---	2,268,508
Deferred Income Taxes	27,401	1,186,887	---	1,214,288
Investment Tax Credits, Net	---	(16,272)	---	(16,272)
Increase (Decrease) in Receivables	1,438,868	(5,402,222)	---	(3,963,354)
Increase in Payables and Accrued Expenses	(5,330,577)	(11,886,318)	---	(17,216,895)
Other, Net	(48,940)	1,252,573	---	1,203,633
Net Cash Flows Provided by (Used in) Operating Activities	6,176,286	(2,984,533)	(9,653,740)	(6,461,987)
Cash Flows from Investing Activities				
Investment in Utility Plant	---	(7,560,210)	---	(7,560,210)
Nonutility Plant	---	1,096,280	---	1,096,280
Net Investment in Subsidiary Company	(9,653,740)	---	9,653,740	---
Net Cash Flows Used by Investing Activities	(9,653,740)	(6,463,930)	9,653,740	(6,463,930)
Cash Flows from Financing Activities				
Capital Contribution from Parent Company	---	---	---	---
Dividends on Common Stock	---	---	---	---
Net Cash Flows Used by Financing Activities	---	---	---	---
Decrease in Cash and Cash Equivalents	(3,477,454)	(9,448,463)	---	(12,925,917)
Cash & Cash Equivalents at beginning of period	3,618,467	9,342,398	---	12,960,865
Cash & Cash Equivalents at end of period	$ 141,013	$(106,065)	---	$34,948

See Notes to Consolidating Financial Statements.

PECO ENERGY POWER COMPANY & SUBSIDIARY COMPANY
CONSOLIDATING STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
For the Year Ended December 31, 2000

	Balance 1/1/00	Dividends	Net Income	Capital Contributions From Parent Company	Balance 12/31/00
PECO Energy Power Company					
Common Stock	$24,600,000	---	---	---	$24,600,000
Other Paid-In Capital	$74,740,078	---	---	---	$74,740,078
Retained Earnings	$6,687,580	---	$10,048,105	---	$16,735,685
Susquehanna Power Company					
Common Stock	47,047,450	---	---	---	47,047,450
Other Paid-In Capital	47,715,078	---	---	---	47,715,078
Retained Earnings	3,869,272	---	9,653,740	---	13,523,012
Eliminations					
Common Stock	(47,047,450)	---	---	---	(47,047,450)
Other Paid-In Capital	(47,715,078)	---	---	---	(47,715,078)
Retained Earnings	(3,869,272)	---	(9,653,740)	---	(13,523,012)
Consolidated					
Common Stock	$24,600,000	---	---	---	$24,600,000
Other Paid-In Capital	$74,740,078	---	---	---	$74,740,078
Retained Earnings	$6,687,580	---	$10,048,105	---	$16,735,685

NOTES TO CONSOLIDATING FINANCIAL STATEMENTS

1. Significant Accounting Policies:

CONSOLIDATION

The consolidating financial statements include the accounts of PECO Energy Power Company (Company) and its subsidiary, Susquehanna Power Company (SPCO). The Company and SPCO (together, the Companies) are owned by PECO Energy Company (PECO), which together with another subsidiary leases and operates the utility plant of the Company and SPCO. PECO is a wholly owned subsidiary of Exelon Corporation (Exelon).

The Companies are joint holders of a license from the Federal Energy Regulatory Commission (FERC) for Project No. 405 (Conowingo Project).

DEPRECIATION AND AMORTIZATION

The annual provision for depreciation is provided over the estimated service lives of plant on the straight-line method. The annual provision for financial reporting purposes in 2000, expressed as a percentage of average depreciable plant in service, was 1.23% for the property of the Company and 1.48% for the property of SPCO.

Costs for relicensing the Conowingo Hydroelectric Project are being amortized over 30 years on the straight-line method.

INCOME TAXES

Deferred federal and state income taxes are provided on all significant temporary differences between book and tax basis of assets and liabilities, transactions that reflect taxable income in a year different than book income and tax carryforwards. Investment tax credits previously used for income tax purposes have been deferred on the Consolidated Balance Sheet and are recognized in book income over the life of the related property. The Companies file a consolidated federal income tax return with Exelon and its other subsidiaries. The provision for federal income taxes is computed on a separate return basis after giving consideration to consolidated return savings.

INTEREST DURING CONSTRUCTION

Effective January 1, 1998, the Companies ceased accruing AFUDC under Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," for electric generation-related construction projects. The Companies used SFAS No. 34, "Capitalization of Interest Cost," to calculate the costs, during the period of construction, of debt funds used to finance its electric generation-related construction projects. The Companies recorded additional utility plant of $2,514 in 2000 based on their proportionate share of the Parent Company's capitalized interest.

2. Income Taxes:

Income tax expense is comprised of the following components:

	PECO Energy Power Company	Susquehanna Power Company	Consolidated
Federal			
Current	$191,713	$4,256,904	$4,448,617
Deferred	20,804	976,818	997,622
Investment tax credit, net	-	(16,272)	(16,272)
State			
Current	60,486	920,573	981,059
Deferred	6,597	210,069	216,666
Total	$279,600	$6,348,092	$6,627,692

The total income tax provisions differed from amounts computed by applying the federal statutory rate to income as shown below:

	PECO Energy Power Company	Susquehanna Power Company	Consolidated
Federal statutory rate	35%	35%	35%
State income tax, net of federal income tax benefit	6%	5%	5%
Effective rate	41%	40%	40%

The tax effect of temporary differences giving rise to the Companies' net deferred tax liability as of December 31, 2000 are as follows:

	Liability or (Asset)		
	PECO Energy Power Company	Susquehanna Power Company	Consolidated
Nature of Temporary Difference:			
Plant basis difference	$408,875	$17,412,313	$17,821,188
Deferred investment tax credit	---	868,273	868,273
Deferred income taxes on the balance sheet	$408,875	$18,280,586	$18,689,461

3. Taxes, Other Than Income Taxes - Operating:

	PECO Energy Power Company	Susquehanna Power Company	Consolidated
Capital stock	$(17,192)	$ --	$ (17,192)
Real estate	(9,269)	1,194,541	1,185,272
Other	---	153	153
	$(26,461)	$1,194,694	$1,168,233

4. Utility Plant - Leased to Related Parties:

Utility plant consists principally of a hydroelectric generating station and related transmission facilities and is leased to and operated by affiliated companies. Rentals are based on an annual return on net original cost of utility plant plus working capital together with a reimbursement of operating expenses, taxes and depreciation as reflected in the Consolidating Statement of Income. The license granted by the Federal Energy Regulatory Commission for the Conowingo Project expires in 2014. Minimum rental payments due in future years through 2014 aggregated $126.3 million at December 31, 2000, with approximately $9.5 million of rentals, net of expenses, due in each of the next five years.

5. Cash and Cash Equivalents:

For purposes of the Consolidating Statement of Cash Flows, the Companies consider all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The following disclosures supplement the accompanying Consolidating Statement of Cash Flows:

	PECO Energy Power Company	Susquehanna Power Company	Consolidated
Cash Paid During the Year:			
Income taxes (net of refunds)	$281,033	$4,534,341	$4,815,374

PRICEWATERHOUSECOOPERS

AmerGen Energy Company LLC

Financial Statements
December 31, 2000

AmerGen Energy Company, LLC

200 Exelon Way
Kennett Square, Pennsylvania 19348

Management Committee

Oliver D. Kingsley, Jr., Chairman

Norman Callaghan

David Gilchrist

Dr. Robin E. Jeffrey

Charles P. Lewis

John L. Skolds

Dickenson M. Smith Vice Chair (non-voting)

Officers

Chief Nuclear Officer	Oliver D. Kingsley, Jr.
CEO	John L. Skolds
President	Dr. Robin E. Jeffrey
Senior Vice President	Chris Crane
Senior Vice President	Joseph J. Hagan
Vice President	Jack McElwain
Vice President	Drew B. Fetters
Vice President	Charles P. Lewis
Vice President	Paul E. Haviland
Vice President	Norman Callaghan
Treasurer	J. Barry Mitchell
Assistant Treasurer	George R. Shicora
Secretary	Edward J. Cullen, Jr.
Assistant Secretary	Todd D. Cutler

AmerGen Energy Company, LLC
Table of Contents
December 31, 2000

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Accountants

To the Members of
AmerGen Energy Company, LLC

In our opinion, the accompanying balance sheet and the related statements of income and retained earnings (deficit), and of cash flows present fairly, in all material respects, the financial position of AmerGen Energy Company, LLC (the "Company") at December 31, 2000, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
March 23, 2001

AmerGen Energy Company, LLC
Balance Sheet
As of December 31, 2000
(Dollars in thousands)

Assets	
Current Assets	
Cash and cash equivalents	$ 14,660
Accounts receivable	41,707
Notes receivable - net	17,200
Materials and supplies	13,805
Prepaid expenses	10,456
Total current assets	97,828
Fixed Assets	
Property, plant and equipment - net of accumulated depreciation of $1,292	35,536
Construction work in progress	91,370
Nuclear fuel - net of accumulated amortization of $27,083	95,502
Total fixed assets	222,408
Other Long Term Assets	
Decommissioning funds	978,392
Goodwill - net of amortization of $554	24,666
Total assets	$ 1,323,294
Liabilities	
Current Liabilities	
Accounts payable	$ 70,587
Current portion of long-term notes	25,505
Due to affiliates	20,286
Other	51,659
Total current liabilities	168,037
Non-Current Liabilities	
Decommissioning obligations	885,466
Excess of acquired net assets over cost - net of amortization of $5,486	58,905
Long-term notes - net of current portion	48,313
Pension obligations	22,000
Other post-retirement benefit obligations	54,520
Total non-current liabilities	1,069,204
Total liabilities	1,237,241
Members' Equity	
Member's capital - Exelon Generation	40,110
Member's capital - British Energy	40,110
Unrealized gains on decommissioning funds	7,580
Retained earnings (deficit)	(1,747)
Total capitalization	86,053
Total liabilities and capitalization	$ 1,323,294

The accompanying notes are an integral part of these financial statements.

AmerGen Energy Company, LLC
Statement of Income and Retained Earnings (Deficit)
For the Year Ended December 31, 2000
(Dollars in thousands)

Operating revenue	$450,332
Operating expense	
Fuel	40,997
Operating and maintenance	361,626
Employee severance and termination costs	18,540
Depreciation and amortization	(3,488)
Taxes other than income taxes	23,408
Total operating expense	441,083
Operating income	9,249
Interest expense	(4,028)
Other income and expense, net	(10,687)
Net loss	(5,466)
Retained earnings, beginning of year	3,719
Retained earnings (deficit), end of year	$ (1,747)

The accompanying notes are an integral part of these financial statements.

AmerGen Energy Company, LLC
Statement of Cash Flows
For the Year Ended December 31, 2000
(Dollars in thousands)

Cash flows from operating activities:	
Net loss	$ (5,466)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Amortization of nuclear fuel	26,374
Decommissioning expense	25,958
Pension expense in excess of contributions	22,000
Earnings on decommissioning trust funds	(16,021)
Postretirement benefits expense	10,010
Amortization of goodwill	(4,876)
Amortization of discount/premium	4,028
Write-off of generating station acquisition costs	3,099
Depreciation expense	1,388
Other	(6,333)
Changes in assets and liabilities net of effects from plant acquisitions:	
Accounts receivable	(23,064)
Receivables from affiliate	10,382
Materials and supplies	(12,851)
Other current assets	(2,417)
Accounts payable	38,521
Other current liabilities	31,334
Due to affiliates	20,286
Net cash from operating activities	122,352
Cash flows from investing activities:	
Acquisition of nuclear generating station	(13,764)
Investment in property, plant and equipment	(98,375)
Investment in nuclear fuel	(26,653)
Payment received on note receivable	4,931
Investment in decommissioning trust fund	(4,931)
Net cash used in investing activities	(138,792)
Cash flows from financing activities	
Payment on long-term debt	(15,644)
Net cash used in financing activities	(15,644)
Net decrease in cash	(32,084)
Cash and cash equivalents at beginning of year	46,744
Cash and cash equivalents at end of year	$ 14,660

The accompanying notes are an integral part of these financial statements.

(Dollars in thousands)

1. Significant Accounting Policies

Description of Business

PECO Energy Company, Inc. (PECO), a wholly-owned subsidiary of Exelon Corporation and British Energy, Inc. (BE), a wholly-owned subsidiary of British Energy, PLC, formed AmerGen Energy Company, LLC (AmerGen or the Company) to pursue opportunities to acquire and operate nuclear power generating stations in the United States. At December 31, 2000, PECO and BE each own a 50% equity interest in AmerGen. In January 2001, PECO assigned its interest in AmerGen to an affiliate, Exelon Generation, LLC. AmerGen currently owns and operates the Clinton Nuclear Power Station (CNPS) in Clinton, Illinois, Three Mile Island Unit No. 1 (TMI) located in Middletown, Pennsylvania and the Oyster Creek (OC) Nuclear Generating Station located in Forked River, New Jersey.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenues

Electricity generated by the Company is sold at wholesale under Purchase Power Agreements. Wholesale electric revenues are recorded as the energy is delivered to customers.

Nuclear Fuel

The cost of nuclear fuel is capitalized and charged to fuel expense on the units of production method. Estimated costs of nuclear fuel disposal are charged to fuel expense as the fuel is consumed.

Depreciation and Amortization

Depreciation is provided over the estimated service lives of the property, plant and equipment on a straight line basis. Nuclear power stations operate under a license granted by the Nuclear Regulatory Commission (NRC) for a fixed period of time. Plant service lives may be limited by the expiration of the license. Annual depreciation provisions for financial reporting purposes for each asset category are presented in the table below:

Asset Category	CNPS	TMI	OC
Generation and common plant	26 years	13 years	9 years
Other property and equipment	10 years	10 years	9 years

The Company amortizes goodwill and the excess of acquired net assets over cost on a straight-line basis. These amounts, associated with the acquisitions of the CNPS, TMI and OC are being amortized over approximately 26 years, 13 years and 9 years, respectively.

(Dollars in thousands)

Income Taxes
A provision for income taxes is not included in the accompanying financial statements as AmerGen is treated as a partnership for federal and state income tax purposes. Earnings or losses of AmerGen are allocated to the equity members for inclusion in each of the members separate tax returns.

Property, Plant and Equipment
Property, plant and equipment is recorded at cost. The cost of maintenance, repairs and minor replacements of property are charged to maintenance expense as incurred. AmerGen evaluates the carrying value of property, plant and equipment and other long-term assets based upon current and anticipated undiscounted cash flows, and would recognize an impairment when it is probable that such estimated cash flows will be less than the carrying value of the asset. Measurement of the amount of impairment, if any, is based upon the difference between the carrying value and the fair market value.

Cash and Cash Equivalents
AmerGen considers all temporary cash investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories
Materials and supplies inventories are carried at the lower of average cost or market.

New Accounting Pronouncements
In June, 1998 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivatives and Hedging Activities," to establish accounting and reporting standards for derivatives. The new standard requires recognizing all derivatives as either assets or liabilities on the balance sheet at their fair value and specifies the accounting for changes in fair value depending upon the intended use of the derivative. In June, 1999 the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of Effective Date of FASB Statement No. 133," which delayed the effective date for SFAS No. 133 until fiscal years beginning after June 15, 2000. The Company expects to adopt SFAS No. 133 in the first quarter of 2001. The Company's adoption of SFAS No. 133 will not impact its financial statements.

2. Customers

For the year ended December 31, 2000 two customers, Illinois Power Company (IP) and GPU Nuclear, Inc. (GPU), accounted for approximately 92% of revenues. AmerGen entered into purchase power agreements with IP expiring December 31, 2004 and with GPU expiring December 31, 2001 for TMI and March 31, 2003 for OC. Upon termination of the purchase power agreements, all output will be available via the Exelon Power Team for wholesale marketing.

(Dollars in thousands)

3. Commitments and Contingencies

Capital Commitments

AmerGen estimates that it will spend approximately $174 million on capital expenditures in 2001 for its existing facilities. These expenditures do not include amounts related to the Company's strategy to expand its generation portfolio.

Nuclear Insurance

The Price-Anderson Act limits the liability of nuclear reactor owners to $9.5 billion for claims that could arise from a single incident. The limit is subject to change to account for the effects of inflation and changes in the number of licensed reactors. AmerGen carries the maximum available commercial insurance of $200 million and the remaining $9.3 billion is provided through mandatory participation in a financial protection pool. Under the Price-Anderson Act, all nuclear reactor licensees can be assessed up to $89 million per reactor per incident, payable at no more than $10 million per reactor per incident per year. This assessment is subject to inflation and state premium taxes. If required, Exelon and BE have guaranteed payment of this assessment. In addition, the U.S. Congress could impose revenue-raising measures on the nuclear industry to pay claims.

AmerGen carries property damage, decontamination and premature decommissioning insurance in the amount of its $2.75 billion proportionate share for each station loss resulting from damage to its nuclear plants. In the event of an accident, insurance proceeds must first be used for reactor stabilization and site decontamination. If a decision is made to decommission a facility, a portion of the insurance proceeds will be allocated to a fund which AmerGen is required by the NRC to maintain to provide for decommissioning the facility. AmerGen is unable to predict the timing of the availability of insurance proceeds or the amount of such proceeds which would be available. Under the terms of the various insurance agreements, AmerGen could be assessed up to $22 million for losses incurred at any plant insured by the insurance companies. The Company is self-insured to the extent that any losses may exceed the amount of insurance maintained. Such losses could have a material adverse effect on the Company's financial condition and results of operations.

AmerGen is a member of an industry mutual insurance company which provides replacement power cost insurance in the event of a major accidental outage at a nuclear station. The premium for this coverage is subject to assessment for adverse loss experience. AmerGen's maximum share of any assessment is $7 million per year.

Nuclear Decommissioning

The Company's current estimate of its total future nuclear decommissioning costs is $3.5 billion and considers future increases in cost due to inflation. An estimate of the fair value of the decommissioning obligation of approximately $860 million was recorded as a liability on the Company's balance sheet at the dates of the TMI, CNPS, and OC acquisitions. The liability has then been escalated at 4% per year, resulting in the estimated fair value of decommissioning of $885 million at year end. As of December 31, 2000, AmerGen held $978 million in trust to fund its decommissioning liability. This amount has been reflected as a long-term asset in the Company's balance sheet. The decommissioning fund asset includes both realized and unrealized gains. Net

(Dollars in thousands)

unrealized gains are recognized as a component of shareholder equity. Net realized gains are recognized in the Company's results of operations.

At December 31, 2000, the assets of the decommissioning funds were invested 32.5% in equity securities, 55.7% in fixed interest obligations, 7.2% in collective trust funds, and the balance in other short-term interest bearing accounts.

Spent Fuel Storage
Under the Nuclear Waste Policy Act of 1982, the U.S. Department of Energy (DOE) is required to take possession of all spent nuclear fuel generated by AmerGen's nuclear units for long-term storage. AmerGen pays DOE one mill ($.001) per kilowatt-hour of net nuclear generation for the cost of nuclear fuel long-term storage and disposal. This fee may be adjusted prospectively to ensure full cost recovery.

Pennsylvania Real Estate Tax Appeals
AmerGen is involved in an appeal of its property tax assessment by the County of Dauphin, Pennsylvania associated with TMI. The Company has estimated the liability to be $1.8 million which has been accrued for as of December 31, 2000. The Company does not believe the outcome of this matter will have a material adverse effect on AmerGen's results of operations.

General
AmerGen is involved in various other litigation matters. The ultimate outcome of such matters, while uncertain, is not expected to have a material adverse effect on the Company's financial condition or results of operations.

TMI Contingent Price Adjustment
In connection with the purchase of TMI, the Company entered into an agreement that provides for certain contingent payments, beginning in calendar 2002 and ending in 2010, based on a price adjustment calculation detailed in the agreement. Due to the fact that the calculation is based on future events an estimate of the contingent obligation, if any, cannot be reasonably estimated.

4. Notes Receivable

During 1999, in connection with the acquisition of the CNPS, AmerGen received from Illinois Power Company a note to be paid in five annual installments of $5 million. The final payment is due no later the December 31, 2004. The note has been recorded at its net present value based on an imputed interest rate of 6.2%.

(Dollars in thousands)

5. Goodwill

The amount of goodwill or the excess of acquired net assets over cost ("negative goodwill") was as follows as of December 31, 2000:

	CNPS	TMI	OC	Total
Date acquired	December 1999	December 1999	August 2000	
Current license expiration	2025	2013	2009	
Goodwill	$25,220			$ 25,220
Negative goodwill		$ (5,782)	$ (58,609)	(64,391)
Accumulated amortization	(554)	2,150	3,336	4,932
Net	$24,666	$ (3,632)	$ (55,273)	$(34,239)

The FASB has added a project to their agenda that would prospectively affect the accounting for goodwill. Under the current exposure draft pre-existing goodwill would no longer be amortized but rather be subject to an impairment test. Accounting for negative goodwill is less certain but may be accounted for as an extraordinary item upon implementation of a final standard.

6. Long-term Debt

During 1999, in connection with the acquisition of TMI, AmerGen entered into a debt agreement with GPU Nuclear, Inc., Jersey Central Power & Light Company, Metropolitan Edison Company, and Pennsylvania Electric Company. The debt is to be paid in five annual installments of $15.6 million. The final payment is due December 20, 2004. The note has been recorded at its net present value based on an imputed interest rate of 6.2%.

During 2000, in connection with the acquisition of OC, AmerGen entered into a debt agreement with GPU Nuclear, Inc., the former owners of OC. Per the asset purchase agreement GPU funded AmerGen's outage expenditures up to $88.7 million for the 2000 refueling outage. The debt is to be repaid in nine annual installments with the final payment due no later than August 8, 2009. As of December 31, 2000 the entire $88.7 million is due GPU and has been recorded at its net present value based on an imputed rate of 6.33%.

Maturities of long-term debt are:

2001	$25,505
2002	25,505
2003	25,505
2004	25,505
2005	9,861

(Dollars in thousands)

7. Leases

Minimum future payment under non-cancelable operating leases as of December 31, 2000 were as follows:

For Years Ended December 31,	
2001	$ 745
2002	630
2003	536
2004	414
2005	281
Thereafter	191
	$ 2,797

Rental expense under operating leases was approximately $904 in 2000. The Company has not entered into any lease that would be classified as a capital lease.

8. Taxes Other Than Income

The following is an analysis of tax expense for the year ended December 31, 2000:

Real estate	$ 11,182
Capital stock	326
Payroll	10,546
Use tax	1,255
Other	99
Total	$ 23,408

9. Pension and Other Postretirement Benefits

Effective January 1, 2000, the Company began defined benefit pension and postretirement benefit plans. The plans are applicable to all employees with at least one year of service.

(Dollars in thousands)

The following table sets forth the plans' benefit obligations, fair value of plan assets, funded status and costs at December 31, 2000.

	Pension Benefits	Postretirement Benefits
Benefit obligation	$ (24,423)	$ (60,988)
Fair value of plan assets	827	-
Funded status	(23,596)	(60,968)
Unrecognized net actuarial (gain) loss	1,113	6,468
Unrecognized prior service cost	483	-
Prepaid (accrued) benefit cost recognized in the balance sheet	$ (22,000)	$ (54,520)
Benefit cost	$ 22,000	$ 54,520
Employer contribution	1,040	-
Plan participants' contributions	-	-
Benefits paid	210	-

For measurement purposes, a 7% annual rate of increase in the per capital cost of covered health care benefits was assumed for 2000. The rate was assumed to decrease to 5% for 2005 and remain at that level thereafter.

	Pension Benefits	Postretirement Benefits
Weighted average assumptions at December 31, 2000		
Discount rate	7.6%	7.6%
Expected return on plan assets	9.5%	N/A
Rate of compensation increase	5.0%	5.0%

Amendments during the year to the Company's plans increased the pension benefit obligation by $.5 million and the other postretirement benefit obligation by $44.5 million. Special termination benefits for early retirement packages increased the pension benefit obligation by $14.7 million and the other postretirement benefit obligation by $3.8 million.

10. Supplemental Cash Flow Information

As discussed in Note 1, AmerGen files a partnership return for federal and state income taxes. Taxes are paid by its equity members, and as such no income taxes were paid by AmerGen.

No interest was paid during the year.

(Dollars in thousands)

Noncash, investing and financing activities for the year ended December 31, 2000 related to the acquisition of nuclear plants were:

Pension and OPEB obligations	$44,510
Vacation pay obligation	6,810
Other	347

11. Affiliated Company Transactions

AmerGen has entered into an agreement with PECO to provide certain management, operating, business and other professional services related to the operation of its nuclear facilities. During 2000, AmerGen incurred $32.4 million in costs for services provided in connection with this agreement.

British Energy provides employees to AmerGen to manage and operate certain aspects of the Company's nuclear operations. During 2000, AmerGen incurred $2.1 million in costs for these employees as well as for other administrative services.

AmerGen also provides certain operating services to PECO plants. During 2000, AmerGen provided services of approximately $1.1 million to PECO.

12. Acquisitions

In December 1999, AmerGen purchased CNPS and TMI for $13.4 million and $7.7 million of cash, respectively. In August 2000 AmerGen purchased OC for $13.8 million of cash. The acquisitions were accounted for using the purchase method of accounting using the fair value of assets acquired and liabilities assumed.

After unproductive settlement discussions among the parties in the New York Public Service Commission's (NYPSC) proceedings on the sale of Nine Mile Point Units 1 and 2 from Niagara Mohawk Power Corporation and New York State Electric and Gas ("the Sellers"), AmerGen and the Sellers received permission from the NYPSC to withdraw its petition to approve the sale of the plant on April 25, 2000. On May 11, 2000, following withdrawal of this petition, AmerGen and the Sellers terminated the Asset Purchase Agreement and all ancillary agreements. On December 12, 2000, the Sellers, along with Central Hudson Gas & Electric, announced the sale of their interest in Nine Mile Point Units 1 and 2 to Constellation Nuclear Company.

During 2000, AmerGen, Vermont Yankee Nuclear Power Corporation ("VYNPC") and the sponsors of VYNPC continued to pursue regulatory approval for the sale of Vermont Yankee from VYNPC to AmerGen Vermont LLC. However, after the emergence of other potential bidders for the asset and direction from the Vermont Public Service Board ("PSB") that they would consider other bids in their determination as to whether or not to approve the AmerGen proposal, AmerGen believed it unlikely that the acquisition could be completed.

(Dollars in thousands)

On February 14, 2001, the PSB dismissed the petition to approve the sale. This approval was a condition precedent to closing for both AmerGen and VYNPC. On March 15, 2001, AmerGen received notification that VYNPC has terminated the Asset Purchase and Ancillary Agreements in accordance with their terms and because of the PSB order. VYNPC has announced their intention to seek bids for the acquisition of Vermont Yankee in 2001. AmerGen may or may not continue to pursue this acquisition in whatever competitive bidding process is to be announced.

13. Comprehensive Income

	Retained Earnings	Accumulated Other Comprehensive Income	Comprehensive Income
Beginning balance	$ 3,719	$ -	$ -
Net income	(5,466)	-	(5,466)
Unrealized gains on securities	-	7,580	7,580
Ending balance	$ (1,747)	$ 7,580	$ 2,114

In accordance with SFAS 130, unrealized gains and losses in the market value of decommissioning trust funds are reflected as other comprehensive income, a component of stockholders' equity.

Sithe Energies, Inc. and Subsidiaries

Independent Auditors' Report

Consolidated Financial Statements
Years Ended December 31, 2000 and 1999

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To The Board of Directors and Stockholders of Sithe Energies, Inc.:

We have audited the accompanying consolidated balance sheets of Sithe Energies, Inc. and its subsidiaries (the "Company") as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 1999, the Company changed its method of accounting for major overhaul costs.

Deloitte & Touche LLP

April 23, 2001

SITHE ENERGIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31,	
	2000	1999
ASSETS		
Current assets:		
Cash and cash equivalents	$19,461	$500,226
Restricted cash and cash equivalents	88,133	110,366
Restricted investments	24,173	35,621
Marketable securities	-	28,395
Accounts receivable - trade	132,863	113,547
Fuel inventory	12,332	41,289
Current portion of deferred income tax assets	-	20,182
Other current assets	43,867	84,895
Net assets held for sale	173,657	-
Total current assets	494,486	934,521
Property, plant and equipment, at cost:		
Land	31,710	59,891
Electric and steam generating facilities	1,618,965	3,014,552
Construction work in progress	1,289,537	-
Natural gas exploration and development	63,814	62,601
	3,004,026	3,137,044
Accumulated depreciation and amortization	(554,637)	(523,011)
	2,449,389	2,614,033
Other assets:		
Project development costs	72,579	529,284
Investments in other equity investees	23,085	30,671
Investments in and advances to Sithe Asia	-	208,002
Investments	13,986	19,636
Debt issuance costs and other assets	95,655	100,278
Deferred income tax assets	33	-
Goodwill (net of accumulated amortization of $20,343 and $19,486, respectively)	49,885	396,104
	255,223	1,283,975
Total assets	$3,199,098	$4,832,529

See notes to consolidated financial statements

SITHE ENERGIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Continued)
(In thousands, except share data)

	December 31, 2000	December 31, 1999
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Trade payables	$83,325	$74,758
Borrowings under line of credit	4,000	-
Accrued interest	13,831	5,975
Current portion of long-term debt and capital lease obligations	235,957	63,397
Subordinated borrowings from Vivendi and its affiliates	419,645	-
Current portion of deferred income tax liabilities	3,814	19
Other current liabilities	147,053	106,957
Total current liabilities	907,625	251,106
Long-term debt:		
Nonrecourse project debt	699,356	1,136,297
Recourse project debt	-	140,025
Capital lease obligations	33,361	34,850
Subordinated borrowings from Vivendi and its affiliates	-	1,877,169
Subordinated debentures	5,174	5,096
	737,891	3,193,437
Other liabilities:		
Deferred income tax liabilities	168,053	147,892
Other	19,513	46,115
	187,566	194,007
Deferred gains on sale/leaseback transactions	31,396	33,935
Commitments and contingencies		
Stockholders' equity:		
Preferred stock (par value $.01 per share, 50,000 shares authorized, none issued)	-	-
Common stock (par value $.01 per share, 1,000,000 shares authorized, 792,999 and 795,007 shares issued and outstanding in 2000 and 1999, respectively)	8	8
Additional paid-in capital	734,774	739,420
Retained earnings	602,434	432,599
Notes receivable from employees	-	(3,346)
Shares held in trust	-	(4,584)
Accumulated other comprehensive income	(2,596)	(4,053)
	1,334,620	1,160,044
Total liabilities and stockholders' equity	$3,199,098	$4,832,529

See notes to consolidated financial statements

SITHE ENERGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In thousands)

	Years Ended December 31, 2000	1999
Revenue	$1,225,786	$1,005,628
Cost of sales		
Fuel	617,325	551,780
Operations and maintenance	228,294	189,201
Operating lease expense	34,657	34,596
Depreciation and amortization	61,635	49,005
	941,911	824,582
Gross profit	283,875	181,046
Other operating income (expenses):		
General, administrative and development expenses	(99,472)	(58,440)
Restructuring charges	(23,188)	-
Amortization of goodwill	(4,896)	(2,621)
Gain on sale of GPU Assets, net	381,153	-
	253,597	(61,061)
Operating income	537,472	119,985
Non-operating income (expenses):		
Interest expense:		
Project borrowings	(74,433)	(87,103)
Corporate borrowings	(14,338)	(9,521)
Borrowings from Vivendi and its affiliates	(42,298)	(16,685)
Interest and other income, net	36,913	11,300
Equity in net income (loss) of Sithe Asia	25,412	(3,363)
Income before income taxes, minority interest and cumulative effect of change in accounting for major overhaul costs	468,728	14,613
Provision for income taxes	206,324	8,447
Minority interests, net of tax	2,569	2,681
Income before cumulative effect of change in accounting for major overhaul costs	259,835	3,485
Cumulative effect of change in accounting for major overhaul costs, net of tax	-	20,172
Net income	$259,835	$23,657

See notes to consolidated financial statements

SITHE ENERGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share data)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Notes Receivable from Employees	Shares Held in Trust	Accumulated Other Comprehensive Income (Loss)	Total Stock-holders' Equity
Balance, January 1, 1999	595,007	$6	$239,422	$408,942	($3,769)	-	($6,545)	$638,056
Comprehensive income:								
Net income	-	-	-	23,657	-	-	-	23,657
Foreign currency translation adjustment	-	-	-	-	-	-	2,492	2,492
Total comprehensive income	-	-	-	23,657	-	-	2,492	26,149
Capital contribution	200,000	2	499,998	-	(3,146)	-	-	496,854
Purchase of shares held in trust	-	-	-	-	-	(4,584)	-	(4,584)
Forgiveness of notes receivable from employees	-	-	-	-	3,569	-	-	3,569
Balance, December 31, 1999	795,007	8	739,420	432,599	(3,346)	(4,584)	(4,053)	1,160,044
Comprehensive income:								
Net income	-	-	-	259,835	-	-	-	259,835
Foreign currency translation adjustment	-	-	-	-	-	-	1,457	1,457
Total comprehensive income	-	-	-	259,835	-	-	1,457	261,292
Dividend	-	-	-	(90,000)	-	-	-	(90,000)
Purchases of shares held in trust	-	-	-	-	-	(5,066)	-	(5,066)
Sale of shares held in trust	-	-	-	-	-	9,650	-	9,650
Repurchase of outstanding shares	(750)	-	(1,500)	-	-	-	-	(1,500)
Recission of shares issued	(1,258)	-	(3,146)	-	3,146	-	-	-
Forgiveness of notes receivable from employees	-	-	-	-	200	-	-	200
Balance, December 31, 2000	792,999	$8	$734,774	$602,434	-	-	($2,596)	$1,334,620

See notes to consolidated financial statements

SITHE ENERGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31, 2000	1999
Cash flows from operating activities:		
Net income	$259,835	$23,657
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	69,457	51,626
Amortization of deferred gains on sale/leaseback transactions	(2,541)	(2,543)
Gain on sale of GPU Assets	(381,153)	-
Non-cash restructuring charges	21,659	-
Cumulative effect of change in accounting for major overhaul costs, net of tax	-	(20,172)
Equity in net (income) loss of Sithe Asia	(25,412)	3,363
Net realized and unrealized (gain) loss on marketable securities	(836)	7,868
Deferred income taxes	44,105	24,380
Changes in operating assets and liabilities:		
Accounts receivable - trade	(48,323)	(51,114)
Other assets	(9,597)	25,059
Trade payables and other current liabilities	88,267	54,318
Accrued interest payable	8,002	1,948
Other liabilities	(2,921)	(8,025)
Other	(2,394)	(1,677)
Net cash provided by operating activities	18,148	108,688
Cash flows from investing activities:		
Proceeds from the sale of GPU Assets	2,092,397	-
Acquisition of generating assets	(31,658)	(1,640,834)
Capital expenditures	(855,323)	(230,771)
Net proceeds from sale of Asia investments	169,338	-
Investment in and advances to Sithe Asia	(43,998)	(82,056)
Investment in other equity investees	(17,790)	(30,671)
Restricted funds	29,666	(39,908)
Net proceeds from sale of marketable securities	29,413	89,528
Net cash provided by (used in) investing activities	1,372,045	(1,934,712)
Cash flows from financing activities		
Borrowings from (repayments to) Vivendi	(1,460,000)	1,850,000
Principal payments of loans	(394,929)	(72,508)
Recourse project debt proceeds	80,601	9,344
Net borrowings (payments) under senior secured revolving credit facility	4,000	(33,000)
Principal payments on capital lease obligations	(1,291)	(1,359)
Dividend	(90,000)	-
Purchase of shares held in trust	(5,066)	(4,584)
Repurchase of outstanding shares	(1,500)	-
Debt issuance costs	(2,773)	(8,043)
Capital contributions	-	496,854
Borrowings collateralized by marketable securities	-	24,821
Net cash provided by (used in) financing activities	(1,870,958)	2,261,525
Net increase (decrease) in cash and cash equivalents	(480,765)	435,501
Cash and cash equivalents at beginning of period	500,226	64,725
Cash and cash equivalents at end of period	$19,461	$500,226
Supplemental cash flows information		
Cash payments for:		
Interest (net of amounts capitalized)	$122,935	$111,361
Income taxes	143,355	2,617
Supplemental noncash investing activites		
Liabilities assumed in connection with generating assets acquired	-	$76,667

See notes to consolidated financial statements.

SITHE ENERGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Nature of Operations

Sithe Energies, Inc. ("Sithe") and its subsidiaries (collectively, the "Company") are primarily engaged in the development, construction, ownership and operation of non-utility electric generating facilities throughout the United States, Canada and Mexico. In North America, the Company is a leader in independent power generation and at December 31, 2000, fully-owned, had interests in or leased through its subsidiaries, 28 operating power plants representing an aggregate average net capacity of 3,768 megawatts ("MW"). At December 31, 2000, the Company also had four projects under construction, representing approximately 2,630 net MW, including a 1,600 MW power generating facility located at its existing Mystic Station ("Mystic 8 and 9") located in Everett, Massachusetts, and an 800 MW power generating facility located in North Wymouth, Massachusetts ("Fore River"). The Mystic 8 and 9 and Fore River projects (collectively the "Construction Projects") will use combined-cycle technology, with the Mystic 8 and 9 project fueled by natural gas and the Fore River project fueled by both natural gas and low-sulphur distillate oil. The Construction Projects are expected to be completed and enter service in the Spring of 2002. In addition, at December 31, 2000, the Company had five projects under advanced development representing approximately 3,340 net MW.

On December 18, 2000, Exelon Fossil Holdings, Inc. ("Exelon"), a wholly-owned subsidiary of Exelon Corporation, one of the nations largest electric utilities, completed the acquisition of 49.9% of the Company's outstanding common stock (the "Exelon Transaction") for approximately $700.0 million. Under the terms of the Exelon Transaction, Exelon has the option to purchase the remaining 50.1% of the Company's outstanding common stock within a two to five year period at a price based on the prevailing market conditions when the purchase option is exercised. At December 31, 2000, Sithe is owned 49.9% by Exelon, 34.2% by Vivendi Universal, SA ("Vivendi"), 14.9% by Marubeni Corporation and 1.0% by management.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Sithe and all of the subsidiaries and partnerships in which it has a controlling ownership interest. All significant intercompany transactions and balances have been eliminated. Investments in 20% to 50% owned affiliates, in which it does not have a controlling interest, are accounted for under the equity method, including the Company's 44.96% investment in Sithe Asia Holdings Limited ("Sithe Asia").

The minority interests of certain third parties in the income of certain consolidated subsidiaries and partnerships are reported in the consolidated statements of income, net of income taxes of $1.4 million in 2000 and $1.5 million in 1999.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to conform to the current year presentation.

Cash and Cash Equivalents

Cash and cash equivalents, including restricted amounts, include bank deposits, commercial paper and certificates of deposit that mature within three months of their purchase.

Restricted Investments

Restricted investments include U.S. treasury notes and other debt securities with maturities of more than three months from the date of their purchase, and are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities", and accordingly, any unrealized gains and losses are included in income on the Company's consolidated statements of income.

Marketable Securities

Marketable securities at December 31, 1999 consist of an investment in Niagara Mohawk Power Corporation ("Niagara Mohawk") common stock which is stated at fair value based on its quoted closing market price at the balance sheet date. This investment, which was sold in 2000, was classified as a trading security under the provisions of SFAS No. 115, and accordingly, all unrealized gains and losses were included in earnings.

Fuel Inventory

Fuel inventory is stated at the lower of cost or market using the average cost method.

Depreciation and Amortization

Depreciation of electric and steam generating facilities is computed using the straight-line method over the shorter of the estimated economic or service lives of the respective assets (ranging from 10 to 40 years).

Goodwill, representing costs in excess of fair value of net assets acquired, is being amortized over 40 years on a straight-line basis. The Company evaluates the carrying amount of goodwill on an annual basis using the recoverability from operating income methodology.

Natural Gas Exploration and Development

Natural gas exploration and development costs are accounted for under the full cost method and are amortized using the units-of-production method over production from proved reserves. Exploration and development costs of proved and unproved properties are capitalized, and the carrying value of unamortized costs is limited to the present value of estimated future net revenue from proved reserves. Costs associated with unproved properties are excluded from the amortization base until the related properties are evaluated. At December 31, 2000 and 1999, all capitalized costs had been evaluated and included in the amortization base. Sales of properties are credited to the full cost pool unless the sale would have a significant impact on the amortization rate.

Capitalized Interest

The Company capitalizes interest on projects during the development and construction period. The total amounts of interest costs incurred during 2000 and 1999 were $228.3 million and $145.5 million, respectively, of which $47.6 million and $32.2 million, respectively, were capitalized.

Project Development Costs

The Company capitalizes costs directly related to developing new projects when management determines it is probable that the project will proceed to the construction phase. Such determination is based on the facts and circumstances for each project, and reflects the legal, political and regulatory environment where the project is being developed.

Environmental Remediation Expenditures

The Company capitalizes certain environmental remediation expenditures at sites on which it constructs new power plants. The Company accrues for environmental remediation costs related to existing conditions resulting from past operations when the costs are probable and can be reasonably estimated.

Project Impairments

The Company evaluates the operating and financial performance of its long-lived assets for potential impairments in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", which prescribes the method for measuring impairment. If an asset is determined to be impaired, the capitalized costs are written down to fair value. No provision for project impairment was required in 2000 or 1999.

Debt Issuance Costs

Legal fees and other direct costs incurred in connection with obtaining financing are deferred and amortized to interest cost using the interest method over the term of the related debt.

Maintenance and Repairs

Routine maintenance and repairs and major overhaul costs for major equipment not covered by a service agreement (the "Non-covered Units") are charged to expense as incurred.

During 1997, the Company entered into long-term service agreements with certain contractors under which the Company makes agreed upon payments over the terms of the agreements for the contractors to perform all scheduled major equipment overhauls for gas turbines, steam turbines and generators (the "Covered Units") at seven of the Company's operating plants. The terms of the service agreements range from 7 to 12 years. As a result of entering into these agreements, the Company discontinued the application of its major overhaul costs normalization policy for the Covered Units.

Consistent with positions expressed by the Securities and Exchange Commission (the "SEC"), in 1999, the Company changed its method of accounting for major overhaul costs for the Non-covered Units, whereby the Company expenses such costs as incurred. Previously, the Company normalized major overhaul costs by establishing maintenance reserves during the operating period prior to the major overhaul. As a result of this change in accounting for major overhaul costs, the Company reversed to income approximately $20.2 million, net of income taxes of $13.0 million, reported as a cumulative effect of a change in accounting on the Company's 1999 consolidated statement of income, representing the balance of the major overhaul reserve for the Non-covered Units as of January 1, 1999.

Deferred Gains on Sale/Leaseback Transactions

Deferred gains on sale/leaseback transactions, representing the proceeds received in excess of construction costs, are amortized as a reduction to lease expense on a straight-line basis over the terms of the related operating leases.

Revenue Recognition

Revenue from sales into market power pools of electricity and ancillary services are recorded based on market clearing prices. Revenues from the sale of electricity and steam under sales contracts, including sales under power sales contracts referred to as project tracking contracts, which are discussed in Note 10, are recorded based upon output delivered and capacity provided at the payment rates as specified under contract terms. Revenues from performance bonuses pursuant to power sales contracts at the Company's four projects in California are recognized at the time specified targets are achieved. Sales of natural gas from productive wells are recognized as produced.

Customers accounting for 10% or more of revenue during the last two years were as follows:

	2000	1999
Consolidated Edison Company of New York	23%	35%
New England Independent System Operator	13	9
Northeast Utilities	-	18

Foreign Currency Translation

The financial statements of all foreign subsidiaries were prepared in their respective local currencies and translated into U.S. dollars based on the current exchange rates at the end of the periods for the consolidated balance sheets and on weighted-average rates for the periods for the consolidated statements of income. Foreign currency translation adjustments, net of deferred income tax benefits of $3.8 and $1.6 million in 2000 and 1999, respectively, are reflected as a component of other comprehensive income on the consolidated statements of stockholders' equity, and accordingly have no effect on net income.

Derivative Instruments

The Company enters into various derivative transactions in order to hedge its exposure to certain market risks. The Company does not hold or issue derivative instruments for trading purposes. As further discussed in Note 7, the Company has outstanding interest rate swap agreements to hedge against interest rate exposure, outstanding commodity derivative instruments to manage its risks related to electric, oil and gas sales and purchases and outstanding emissions allowance options which are not designated as hedges of an underlying risk.

Interest rate swaps are accounted for using settlement accounting, with the differential paid or received being recognized as an adjustment to interest expense.

The change in the fair value of commodity derivatives that qualify as hedges of forecasted or index-based purchases of natural gas and fuel oil are deferred on the balance sheet and subsequently recognized in cost of sales as fuel expense in the Company's consolidated statements of income when the underlying hedged transaction settles and the commodity is consumed. If the commodity derivative instrument is no longer sufficiently correlated to the underlying commodity, or if the underlying commodity transaction is terminated or settles earlier than anticipated, the deferred gains or losses are recognized in income.

Changes in the fair market value of purchased and sold emissions allowance options are recorded as a component of the Company's consolidated statement of income.

Derivative Instruments – New Accounting Standard

The Financial Accounting Standards Board (the "FASB") has issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended and interpreted, establishes accounting and reporting standards requiring that all derivatives, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at their fair value. When specific hedge accounting criteria are not met, SFAS No. 133 requires that changes in a derivative's fair value be recognized currently in earnings. If a derivative is designated as a fair-value hedge, the changes in the fair value of the derivative and the hedged item will be recognized in earnings. If the derivative is designated as a cash-flow hedge, changes in the fair value of the derivative will be recorded in other comprehensive income ("OCI") and will be recognized in the income statement when the hedged item affects earnings. SFAS No. 133 requires that an entity formally document, designate and perform ongoing assessments of the effectiveness of transactions that receive hedge accounting. The provisions of SFAS No. 133, as amended and interpreted, were adopted by the Company on January 1, 2001.

Upon adoption of SFAS No. 133 on January 1, 2001, the Company recorded a net-of-tax cumulative effect adjustment of $4.1 million as a charge to OCI in stockholders' equity in connection with derivative instruments that were designated as cash-flow hedges prior to adopting SFAS No. 133. In addition, the Company recorded a net-of-tax cumulative effect adjustment of $2.0 million as a credit to income in connection with derivative instruments that were not designated as hedges of an underlying risk prior to adopting SFAS No. 133.

Currently, there are ongoing discussions surrounding the implementation and interpretation of SFAS No. 133 by the FASB's Derivative Implementation Group. The Company implemented SFAS No. 133 based upon current rules and guidance in place as of April 23, 2001. However, if the definition of derivative instruments is altered, this may impact the Company's transition adjustment amount and subsequent reported operating results.

3. Acquisition and Subsequent Sale of GPU Assets

On November 24, 1999 (the "Acquisition Date"), the Company acquired certain non-nuclear generating assets of GPU Inc. (the "GPU Assets") representing 21 plants in New Jersey, Pennsylvania and Maryland with an aggregate installed average capacity of 4,276 MW for approximately $1.71 billion including the assumption of $76.7 million of liabilities. The acquisition was accounted for using the purchase method of accounting for business combinations. Accordingly, the accompanying 1999 consolidated statement of income does not include any revenue or expenses related to the GPU Assets prior to the Acquisition Date. The purchase price was funded by a loan from Vivendi, as described in Note 11. The excess of the purchase price over the fair value of the net assets acquired (goodwill) was approximately $345.2 million.

At December 31, 1999, the Company's consolidated balance sheet included the following carrying values for the GPU assets and liabilities (in thousands):

Current assets	$ 80,276
Property, plant and equipment, net	1,287,118
Goodwill, net	344,357
Other assets	18,132
Total assets	1,729,883
Liabilities	48,275
Net Assets	$1,681,608

On May 12, 2000 (the "Closing Date"), the Company completed the sale of the GPU Assets to Reliant Energy Power Generation, Inc. ("Reliant") for $2.1 billion, recognizing a pre-tax gain of approximately $381.2 million. Operating results for the GPU Assets included in the Company's consolidated statements of income for the periods from January 1, 2000 through the Closing Date and from the Acquisition Date through December 31, 1999 were as follows (in thousands):

	2000	1999
Revenue	$166,490	$29,526
Operating expenses:		
Fuel expense	54,399	10,754
Operations and maintenance expenses	45,378	9,326
Depreciation expense	14,805	3,353
Total operating expenses	114,582	23,433
Gross profit	51,908	6,093
Goodwill amortization	3,157	882
Interest and other income, net	(3,268)	(2)
Income before income taxes	$ 52,019	$ 5,213

4. Restructuring Charges and Net Assets Held for Sale

Concurrent with the May 12, 2000 sale of the GPU Assets, the Company announced its strategic decision to refocus its existing development and power generation business in North America. As a result, the Company put up for sale its Smithfield project ("Smithfield") located in Australia, its equity investment in Sithe Asia and its 32.5% interest in Carthage Power Company ("Carthage Power"), a 471 MW natural gas-fired facility under construction in Rades, Tunisia, and closed its international development offices. Included in the Company's consolidated statement of income for the year ended December 31, 2000 are restructuring charges of approximately $23.2 million for international office closure costs, severance costs for corporate employees discharged upon the sale of the GPU Assets and the writedown of information technology hardware and software costs previously incurred to support operation of the GPU Assets.

On December 21, 2000, the Company, through its wholly-owned subsidiary Sithe Power International, Inc. ("Sithe Power") sold its 32.5% interest in Carthage Power for $6.4 million, recognizing a pre-tax loss on the sale of approximately $1.8 million.

On November 9, 2000, a subsidiary of Sithe Asia sold to Tractebel S.A. ("Tractebel") its entire interest in its projects located in Thailand, including its 100% ownership interest in Nong Khae Cogeneration Company Limited ("Nong Khae") and Samutprakarn Cogeneration Company Limited ("Samutprakarn") and its 52.6% equity ownership interest in the Cogeneration Public Company Limited ("COCO"), a publicly traded industrial utilities service company in Thailand. At the time of the sale, Nong Khae had a 126 MW gas-fired facility under construction, Samutprakarn had a 126 MW gas-fired facility in operation and COCO had a 680 MW combined gas and coal fired plant in operation and a 170 MW coal-fired plant under construction. Sithe Asia recognized a gain of approximately $86.9 million of which Sithe's share was approximately $39.1 million, or $25.0 million net of taxes of $14.1 million.

At December 31, 2000 the assets related to Smithfield and Sithe Asia have been classified as net assets held for sale on the Company's consolidated balance sheets. The net assets held for sale at December 31, 2000 amounted to $173.7 million and are summarized as follows (in thousands):

	December 31, 2000		
	Smithfield	Sithe Asia	Net Assets Held for Sale
Cash and cash equivalents	$ 484	$ -	$ 484
Restricted cash and cash equivalents	3,349	-	3,349
Accounts receivable – trade	3,225	-	3,225
Other current assets	274	-	274
Electric and steam generating facilities, net	93,710	-	93,710
Investment in and advances to Sithe Asia	-	149,042	149,042
Total assets	101,042	149,042	250,084
Trade payables, accrued interest and other current liabilities	(3,847)	-	(3,847)
Current portion of long-term debt	(2,179)	-	(2,179)
Nonrecourse project debt	(70,401)	-	(70,401)
Total liabilities	(76,427)	-	(76,427)
Total Net Assets Held for Sale	$ 24,615	$ 149,042	$173,657

For the years ended December 31, 2000 and 1999, Smithfield and Sithe Asia contributed the following to the Company's income before income taxes (in thousands):

	Years Ended December 31,	
	2000	1999
Revenue	$38,078	$42,684
Fuel expenses	20,706	22,325
Operations and maintenance expense	5,056	2,744
Depreciation expense	3,803	3,744
Total operating expenses	29,565	28,813
Gross profit	8,513	13,871
General, administrative and development expenses	(2,466)	(1,952)
Interest expense, net	(5,554)	(6,431)
Other income, net	34	1,910
Equity in net income (loss) of Sithe Asia	25,412	(3,363)
Income before income taxes	$25,939	$ 4,035

5. Borrowings

Project Debt

At December 31, 2000 and 1999, outstanding project debt, which is secured by substantially all of the Company's property, plant and equipment and project agreements, consisted of the following (in thousands):

	December 31,	
	2000	1999
Non-Recourse Project Debt:		
Independence notes and bonds:		
7.90% secured notes payable in semiannual installments commencing June 1995 and due 2002	$ 63,190	$ 82,486
8.50% secured bonds payable in semiannual installments commencing June 2003 and due 2007	150,839	150,839
9.00% secured bonds payable in semiannual installments commencing December 2007 and due 2013	408,609	408,609
Term loans repayable primarily in quarterly installments:		
Sithe New England Holdings	-	335,000
Smithfield (reflected in net assets held for sale at December 31, 2000)	-	86,692
Cardinal -- fixed rate of 9.68% due 2014	84,819	90,321
Gas Drilling -- variable rate (weighted average of 8.47% at December 31, 2000) due 2004	7,100	9,200
Greeley -- fixed rate of 10.79% due 2003	16,270	21,273
Hazelton A -- variable rate (6.57 % at December 31, 2000) due 2007	5,006	5,473
Other Hydroelectric Projects -- $4.7 million at a variable rate (4.43 % at December 31, 2000) and $.9 million at a variable rate (7.71% at December 31, 2000)	5,600	6,602
Other	1,765	1,908
	743,198	1,198,403
Less current portion	43,842	62,106
Long-term portion of non-recourse project debt	$699,356	$1,136,297
Recourse Project Debt:		
Sithe New England Holdings:		
Recourse line of credit	$115,626	$ 140,025
Interim credit	75,000	-
	190,626	140,025
Less current portion	190,626	-
Long-term portion of recourse project debt	$ -	$ 140,025

Sithe New England

In 1998, Sithe New England Holdings, LLC ("Sithe New England") entered into a $530.0 million senior secured credit facility (the "New England Facility") to partially finance the acquisition of the non-nuclear generating assets of Boston Edison, consisting of a term loan with an initial amount of $375.0 million and a $155.0 million recourse line of credit. In May 2000, Sithe New England fully repaid the $327.5 million then outstanding under the term loan and prepaid $30.0 million of the total outstanding amount under the recourse line of credit. Outstanding borrowings under the recourse line of credit at December 31, 2000 amounted to $115.6 million. Interest on the New England Facility is at either LIBOR or the reference rate, plus the applicable margin, at Sithe New England's option. The reference rate is the higher of the prime commercial lending rate announced by the Sithe New England lenders or the Federal Funds rate plus ½%. Applicable margins under the recourse line of credit are 1 ½% and ½% for LIBOR borrowings and reference rate borrowings, respectively, or, if higher, the comparable margins in effect on the Sithe Senior Facility, which is discussed below. Interest on the term loan was payable quarterly and upon full repayment of the term loan, any excess cash flow was applied to pay interest and principal on the recourse line of credit. At December 31, 2000, all borrowings under the recourse line of credit were based on LIBOR, and was 8.188%.

On December 12, 2000, Sithe New England entered into a $150.0 million interim credit agreement (the "Credit Agreement") with Australia and New Zealand Banking Group Limited (the "Lenders"). As of December 31, 2000, $75.0 million was outstanding under the Credit Agreement with the proceeds used to finance a portion of the cost the Construction Projects. Interest on outstanding borrowings under the Credit Agreement are at either LIBOR or the reference rate, at Sithe New England's option, plus an applicable margin. The reference rate is the higher of the prime commercial lending rate announced by the Lenders or the Federal Funds rate plus ½%. Applicable margins under the Credit Agreement are 1.75% and .75% for LIBOR and reference rate borrowings, respectively. Interest on outstanding borrowings under the Credit Agreement is payable quarterly. At December 31, 2000, all outstanding borrowings under the Credit Agreement were based on LIBOR and was 8.438%. The Credit Agreement has a termination date of May 16, 2001 and as a result, the $75.0 million outstanding borrowings have been included in the current portion of long-term debt on the Company's consolidated balance sheet at December 31, 2000. The terms of the Credit Agreement permit optional prepayments of outstanding borrowings without penalty and require mandatory repayments once a new credit facility for the Company has been arranged and committed to and is available to the Company in an aggregate amount in excess of Sithe's existing $300.0 million senior secured revolving credit facility (the "Sithe Senior Facility") which expires on July 3, 2001.

On February 13, 2001, the Company, through its wholly-owned subsidiary, Sithe Boston Generating, LLC ("Sithe Boston") closed long-term financing (the "SBG Facility") under which up to a total of $1.25 billion will be available, including $1.148 billion to pay construction costs of the Construction Projects, $62 million for debt service and other security letters of credit and $40 million for a working capital facility. The Company has contributed its equity interests in its subsidiaries which own the existing 1,005 MW Mystic Station and the Construction Projects to Sithe Boston, which has pledged these interests as collateral under the SBG Facility. Upon closing of the SBG Facility, Sithe Boston borrowed $536.3 million, of which $102.4 million was used to pay construction costs, $116.6 million was used to repay the remaining $115.6 million of borrowings outstanding under the New England Facility at December 31, 2000 plus accrued interest through February 13, 2001, and $317.3 million was distributed to Sithe as a return of capital previously invested by Sithe to fund a portion of the costs of the Construction Projects. On February 28, 2001, a second borrowing of $49.3 million was made under the SBG Facility to fund additional construction costs.

Interest on the SBG Facility is at either LIBOR or the Base Rate, plus an applicable margin, at Sithe Boston's option. The Base Rate is the higher of the prime rate announced by the administrative agent or the Federal Funds rate plus ½. Applicable margins under the SBG Facility for LIBOR borrowings and Base Rate borrowings are 1.375% and .625%, respectively, through February 13, 2003, increase to 1.45% and .70%, respectively, through February 13, 2005 and increase to 1.75% and 1.00%, respectively, thereafter. After February 13, 2003, if Sithe Boston does not receive an investment grade rating, the applicable margin will be increased by .2% through February 13, 2005 and by .25% thereafter. A commitment fee of .375% is payable on the unused portion of the SBG Facility. Sithe Boston is required to enter into interest rate swap agreements to effectively fix the interest rate through May 30, 2002 on 70% of the borrowings outstanding under the SBG Facility and thereafter on 50% of such borrowings. Sithe Boston has entered into interest rate swap agreements which have fixed the effective LIBOR component of the interest rate at 5.73% for 75% of the borrowings forecast to be outstanding under the SBG Facility through June 30, 2004. Commencing July 1, 2004, the portion of the borrowings forecast to be outstanding on which the LIBOR component of the interest rate is effectively fixed at 5.73% will begin to decrease, until it reaches 50% at December 31, 2004, where it will remain until the December 31, 2007 final maturity of the SBG Facility.

Quarterly principal repayments commence on September 30, 2004, and, excluding the working capital facility, aggregate $12 million in 2004, $13.7 million in 2005 and $1.122 billion thereafter, including a final maturity payment of $1.077 billion on December 31, 2007.

Smithfield

Upon the commencement of commercial operation of the Smithfield project on July 1, 1997, the Australian dollar construction loan was converted to a 15-year term loan in accordance with the provisions of the term loan commitment. At December 31, 2000, A$129.8 million (U.S.$72.6 million) was outstanding under the term loan. This outstanding balance under the term loan bears interest at the Australian bank bill reference rate (6.45% at December 31, 2000) plus a spread, which increases over the term of the loan from 1 3/8% to 1 3/4%. The term loan also has a letter of credit facility with a limit of A$7.5 million (U.S.$4.2 million) under which letters of credit aggregating A$6.3 million (U.S.$3.5 million) were issued at December 31, 2000. In accordance with the term loan agreement, the Company has entered into interest rate swap agreements effectively fixing the rate on 80% of the debt that will be outstanding during the first ten years and 50% of the debt that will be outstanding in the last five years at 9.30% and 8.93%, respectively, plus the applicable spread. These swap agreements have a "look back" option under which the floating rate is set at the lower of the rate at the beginning or end of each semi-annual rate setting period.

Debt Covenants

The project debt agreements preclude dividends or distributions from the projects unless certain financial ratios and convenants are met by the project entities, and provided that project reserve accounts for debt service, major equipment overhauls and other specific project obligations are funded to specified levels. As of December 31, 2000, all project reserve account requirements had been met with the deposit of restricted funds or the issuance of letters of credit under the Sithe Senior Facility and all project financial ratios and covenants had been met.

Other Long-Term Debt

Subordinated debentures have an effective interest rate of 11%, mature in 2005 and are subordinated to all existing and future senior indebtedness.

The other components of long-term debt at December 31, 2000 include capital lease obligations and payables to Vivendi and its affiliates, which are discussed in Notes 9 and 11, respectively.

Maturities of Long-Term Debt

Aggregate maturities of long-term debt during the next five years, excluding subordinated borrowings from Vivendi and its affiliates and capital lease obligations, are estimated as follows: $43.8 million in 2001, $158.4 million in 2002, $42.2 million in 2003, $36.3 million in 2004 and $39.2 million in 2005.

Liquidity and Lines of Credit

Under Sithe's Senior Facility which was entered into in December 1997, $300.0 million is available until July 3, 2001 for the issuance of letters of credit and up to a maximum of $200.0 million of revolving short-term advances. At December 31, 2000, short-term advances outstanding under the Sithe Senior Facility amounted to $4.0 million and outstanding letters of credit issued under the Sithe Senior Facility amounted to $177.1 million leaving a $118.9 million balance of credit available as of such date. Fees and interest under the Sithe Senior Facility, which vary depending upon the level of adjusted earnings before interest, income taxes and depreciation and amortization, are as follows:

	Fee range
Commitment fee	.25% to .40%
Letter of credit fees	.75% to 2.00%
Interest on loans at LIBOR plus indicated spread	.75% to 2.00%

The most restrictive covenants of the Sithe Senior Facility preclude the Company from paying dividends to shareholders and from repaying subordinated borrowings from Vivendi and its affiliates. The Company has pledged its equity interest in certain projects as collateral. The Company obtained waivers of all relevant loan covenants, permitting the repayment to Vivendi of $1.46 billion of subordinated borrowings after the sale of the GPU assets and the payment of a $90.0 million dividend to its shareholders on December 18, 2000 immediately prior to the Exelon Transaction.

The Company is currently negotiating with certain banks for a new credit facility to replace the Sithe Senior Facility.

Also, at December 31, 2000, there were $55.0 million of outstanding letters of credit issued by certain partnerships in support of project requirements.

6. Income Taxes

The Company provides for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires an asset and liability approach for financial accounting and reporting of income taxes. Under this method, deferred income tax assets and liabilities are recognized for the estimated future income tax effects of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets are also established for the estimated future benefit of net operating loss and tax credit carryforwards when it is more likely than not that such assets will be realized. Deferred taxes are calculated based on provisions of the enacted tax law, and possible future changes in tax laws or rates are not anticipated. For balance sheet purposes, deferred tax assets and liabilities within certain jurisdictions have been offset based on their classification as current or non-current.

Principal Components of Deferred Taxes

The significant components of the net deferred tax liability which reflect the tax effects of the Company's temporary differences, tax credit carryforwards and net operating loss carryforwards are as follows (in thousands):

	2000	1999
Net deferred tax assets - current:		
Net operating loss carryforwards	$ -	$ 13,478
Other	-	6,704
	-	20,182
Net deferred tax assets - non-current:		
Other	33	-
	33	-
Net deferred tax liabilities - current:		
Mark to market adjustments	2,721	-
Other	1,093	19
	3,814	19
Net deferred tax liabilities - non-current:		
Depreciation	156,922	145,467
Deferred gains on sale leasebacks	(10,989)	(11,878)
Mark to market adjustments	2,327	-
Other	19,793	14,303
	168,053	147,892
Net deferred tax liability	$171,834	$ 127,729

Provision for Income Taxes

The Company files consolidated Federal and, where applicable, combined state income tax returns. The provision for income taxes consists of the following (in thousands):

	2000	1999
Current:		
Federal	$121,839	$ -
State	41,563	209
Foreign	351	320
	$163,753	$ 529
Deferred:		
Federal	31,211	2,253
State	13,095	1,928
Foreign	(1,735)	3,737
	42,571	7,918
	$206,324	$8,447

The provision for income taxes differs from the amounts computed by applying the Federal statutory rate to income before income taxes, as follows (dollars in thousands):

	2000		1999	
	Amount	%	Amount	%
Amounts computed by applying Federal statutory rate	$164,055	35.0%	$5,115	35.0%
Foreign taxes in excess of (less than) Federal statutory rates	(223)	(.1)	1,328	9.1
State income taxes, net of Federal tax benefit	35,529	7.6	1,389	9.5
Amortization of goodwill	566	.1	566	3.9
Net gain on disposition of foreign assets	13,845	3.0	-	-
Equity in net (income) loss of Sithe Asia	(9,438)	(2.0)	1,177	8.1
Reversal of deferred income taxes no longer required	-	-	(1,500)	(10.3)
Other	1,990	.4	372	2.5
	$206,324	44.0%	$8,447	57.8%

Cumulative undistributed earnings of foreign subsidiaries of approximately $25.6 million are considered to be indefinitely reinvested outside the U.S. and, accordingly, no U.S. Federal or state income taxes have been provided thereon. In the event of a distribution of these earnings in the form of dividends, the Company may be subject to both foreign withholding taxes and U.S. income taxes, net of allowable foreign tax credits. Determination of any potential amount of unrecognized deferred income tax liability on such earnings is not practicable.

7. Financial and Derivative Instruments

Financial Instruments and Fair Value

Financial instruments, which potentially subject the Company to concentrations of risk, consist principally of temporary cash investments, trade receivables and marketable securities. The Company invests its temporary cash balances in U.S. government obligations and financial instruments of highly rated financial institutions. A substantial portion of trade receivables are from major regulated electric utilities and the associated credit risks are limited.

The carrying values reflected in the balance sheet at December 31, 2000 and 1999 approximate fair values for cash and cash equivalents, restricted funds, trade receivables and payables, construction payables and variable-rate long-term debt. In making such assessment, the Company utilized credit reviews, quoted market prices and discounted cash flow analyses as appropriate. The Company estimates that the fair values of its fixed-rate borrowings at December 31, 2000 and 1999 were $789.8 million and $800.8 million, respectively, which were $66.1 million and $47.3 million higher, respectively, than the historical carrying values of $723.7 million and $753.5 million, respectively.

Derivative Instruments

As required by the Smithfield nonrecourse project debt agreement, the Company has entered into interest-rate swaps (the "Smithfield Swaps") with the respective lender to lock in interest rates on the variable rate term loan. The initial notional principal amounts of A$140.2 million (U.S. $78.5) and the final expiration dates of June 30, 2012 for the Smithfield Swaps essentially coincide with the maturity date of the related debt. The Company estimates that to liquidate the Smithfield Swaps at December 31, 2000 and 1999 it would have cost approximately $14.9 million and $11.6 million, respectively.

The Company enters into commodity derivatives to mitigate exposure to market fluctuations in the commodity price and transportation cost of natural gas and petroleum products. At December 31, 2000, the Company had a net deferred gain on effective hedges of index-based purchases and forecasted transactions of $7.1 million, net of deferred taxes of $5.0 million. At December 31, 2000, the Company had an unrealized loss on ineffective hedges of index-based purchases and forecasted transactions of $35 thousand. At December 31, 1999, the Company had an unrealized gain on effective hedges of index-based and forecasted purchases in the amount of $.3 million.

The Company's purchased and sold emissions allowance options were not designated by the Company as hedges of an underlying risk. As such, these options were recorded at their fair market value resulting in an unrealized gain of $.9 million in the Company's consolidated statement of income at December 31, 2000.

Credit risk associated with derivative transactions relates to the risk of loss that the Company would incur as a result of non-performance by counterparties to their respective derivative instruments. The Company maintains credit policies with regard to its counterparties that management believes significantly minimize overall credit risk. The Company does not obtain collateral to support the agreements but monitors the financial viability of counterparties and believes its credit risk is minimal on these transactions.

8. Capital Stock

In the fourth quarter of 1999, Sithe shareholders purchased additional 200,000 shares of common stock for $500.0 million.

Pursuant to the 1998 Employee Restricted Stock Ownership Plan (the "1998 Plan") certain employees (the "Participants") were awarded a portion of their annual incentive compensation in the form of restricted common stock of the Company at a 20% discount to its then current fair market value. During 2000 and 1999, the Company purchased for approximately $5.1 million and $4.6 million, respectively, and held in trust 2,533 and 3,274 shares, respectively, of the Company's common stock with respect to the portions of 1999 and 1998 incentive compensation so awarded (the "1999 and 1998 awards). The terms of the 1999 and 1998 awards were amended during 2000 to vest upon the occurrence of a change in control (as defined in the 1998 Plan). Prior to the Exelon Transaction, 2,721 restricted shares held by the trustee under the 1998 Plan for the accounts of terminated employees were repurchased from the trustee and the vested portion of the proceeds were distributed to the Participants. The remaining 3,086 restricted shares held by the trustee were sold on December 18, 2000 concurrently with the Exelon Transaction, with the proceeds of $5.4 million distributed to the Participants.

On July 15, 1999, pursuant to the 1999 Stock Retention Plan (the "1999 Plan"), the Company awarded to certain employees 8,976 shares of unissued restricted common stock (the "1999 RSA's") and 15,615 nonqualified options to purchase the Company's common stock at the then fair market value of $2,000 per share. During 2000, the terms of the 1999 awards were amended to cancel the 15,615 nonqualified options issued and change the vesting period of the 1999 RSA's so that one-half of the 1999 RSA's vested upon the closing of the Exelon Transaction, which occurred on December 18, 2000, and the remaining one-half vest six months following the closing of the Exelon Transaction. During 2000, the Company recognized approximately $5.9 million of expense representing the portion of the 1999 RSA's vested and paid through December 31, 2000.

During the first quarter of 2000, pursuant to the 1999 Plan, the Company awarded to certain employees 9,215 shares of unissued restricted common stock (the "2000 RSA's"). The 2000 RSA's, to the extent not previously vested or forfeited as provided in the RSA agreements, vest in full and will become payable on December 18, 2002. Upon termination of employment of a participating employee by the Company without cause (as defined in the 1999 Plan) or as a result of death or disability of the employee, a portion of the 2000 RSA's, to the extent not previously vested, shall vest as follows: 33 1/3% if termination is on or before March 1, 2001; 66 2/3% if termination occurs after March 1, 2001 but before March 1, 2002; 100% if termination occurs on or after March 1, 2002. During 2000, the Company recognized approximately $3.1 million of expense representing the pro-rata portion of the 2000 RSA's accrued from December 18 through December 31, 2000 and the portion of 2000 RSA's paid to terminated employees based on the Exelon Transaction share price.

9. Commitments and Contingencies

Leases

In December 1998, the Company, sold and leased-back for terms ranging from 10 to 15 years, four projects in upstate New York. Proceeds from the sale of $37.5 million equaled the carrying value of the assets. The leases are being accounted for as capital leases. Sithe has guaranteed the lease obligations of the projects. The Company's investment in electric and steam generating facilities under capital leases at December 31, 2000 and 1999 was $32.0 million and $34.8 million, respectively, net of accumulated depreciation of $5.5 million and $2.7 million, respectively.

Operating leases for hydroelectric and cogeneration facilities have remaining terms of 3 to 20 years and other noncancelable operating leases for office space, equipment and facility sites have remaining terms of 1 to 11 years. Total lease expense under all noncancelable operating leases in 2000 and 1999 amounted to approximately $34.7 million and $34.6 million, respectively, net of amortization of deferred gains of approximately $2.5 million in each year.

At December 31, 2000, future minimum lease payments under all capital and operating leases were as follows (in thousands):

	Capital Leases	Operating Leases
2001	$ 4,069	$ 40,087
2002	4,044	39,822
2003	4,035	40,583
2004	4,232	34,318
2005	4,232	30,879
Thereafter	33,420	238,634
Future minimum lease payments	54,032	$424,323
Less amounts representing interest	19,182	
Present value of future minimum lease payments (including current portion of $1,489)	$34,850	

Business Environment

The electric power markets in the United States are moving toward deregulation. In that regard, independent power producers are no longer able to obtain Public Utility Regulatory Policies Act type power sales agreements with electric utilities. Certain utilities have or are attempting to buyout and/or buydown existing power sales agreements, and many electric utilities already have or are planning to divest of their electric generating assets. A number of states have moved toward deregulating the electric power markets with the formation of regional market power pools. The New England Independent System Operator ("ISONE") commenced operation in May 1998 and the New York Independent System Operator, Inc. (the "NYISO" or the "ISO Administered Markets") commenced operation in November 1999. In California, deregulation has threatened the financial viability of two of the state's three major electric utilities, one of which, Pacific Gas and Electric Company has filed for bankruptcy. It is not possible to predict what, if any, impact the deregulated energy market will have on the Company's future financial position and results of operations.

Environmental Remediation

The Company reviews its obligations as it relates to compliance with environmental laws, including site restoration and remediation. Because of the uncertainties associated with environmental assessment and remediation activities, future costs of compliance or remediation could be higher or lower than the amount currently accrued. Based on currently available information, the Company does not believe that any costs incurred in excess of those currently accrued will have a material effect on the financial position or results of operations of the Company.

Litigation and Claims

On March 29, 1995, the Company filed a petition with the Federal Energy Regulatory Commission (the "FERC") alleging that Niagara Mohawk has been overcharging the Independence Partnership (the "Partnership") for the transmission of electricity in violation of FERC policy by calculating transmission losses on an incremental basis. The Company believes that transmission losses should be calculated on an average basis. The Partnership has been recording its transmission losses at the disputed, higher rate. The Company has requested that the FERC order Niagara Mohawk to recalculate the transmission losses beginning in October 1994, when it began wheeling power from the Independence plant. In September 1996, the FERC issued an order dismissing the Company's complaint and requiring Niagara Mohawk to provide the Company with information regarding the calculation of transmission losses. In October 1996, the Company filed a request for rehearing of the FERC's order, which was denied by the FERC. In December 1997, the Company filed a petition for review of the FERC orders in the United States Court of Appeals. On January 29, 1999, the Court of Appeals found that the FERC had not engaged in reasoned decision-making or reached conclusions supported by the record in the underlying proceeding, and therefore remanded the case to the FERC for further proceedings. On February 23, 2001, the Partnership entered into a partial settlement agreement (the "PSA") with Niagara Mohawk and on February 28, 2001 Niagara Mohawk paid the Partnership $2.3 million representing partial settlement of claims for transmission loss overcharges during the period of July 2, 1999 to November 17, 1999. The terms of the PSA also stipulate that the current interconnection agreement between Niagara Mohawk and the Partnership be amended to provide that the currently effective firm transmission rate be fixed at $1.76 KW per month for the period commencing on July 2, 1999 and ending December 31, 2004. The PSA does not address the claims made for transmission loss overcharges for the periods prior to July 2, 1999 and for November 18, 1999 to August 31, 2000, which will be settled by the FERC upon review of the petition described above. As of December 31, 2000, the Company estimates that it was owed approximately $11.2 million for transmission overcharges for the periods not covered by the PSA.

The PSA also has a provision for the partial settlement of a previous complaint that Niagara Mohawk overcharged the Partnership for construction costs related to the construction and upgrade of Niagara Mohawk's transmission system (the "Interconnection Facilities") located at the Independence plant. The original complaint filed with the FERC by the Partnership sought reimbursement of approximately $63.0 million for overcharges on construction and upgrades made to the Interconnection Facilities for the purpose of connecting the Independence plant to the Interconnection Facilities. Under the terms of the PSA, on February 28, 2001 Niagara Mohawk paid the Partnership $15.1 million (representing the full fair-market value) to purchase a portion of the Interconnection Facilities from the Partnership. The PSA is currently being reviewed by the FERC and becomes binding on the parties to the PSA upon the FERC's approval.

The Company owns a 47 MW gas-fired cogeneration plant located in Oxnard, California ("Oxnard") which has a 30-year power sales agreement with Southern California Edison ("SCE"). The energy crisis experienced in California caused partly by deregulation and certain actions taken by the California Public Utilities Commission with regard to wholesale energy costs has threatened the financial viability of SCE. As a result, commencing with payments due for the month of November 2000, SCE suspended payments for energy purchases from its suppliers, including amounts owed to Oxnard under the power sales agreement. SCE has stated that it is seeking to avoid bankruptcy and to conserve cash it has suspended certain payments for debt service and purchased power. As of December 31, 2000 and February 28, 2001, Oxnard has accounts receivable of $4.7 million and $13.6 million, respectively, due from SCE, which remain unpaid. As a result of SCE's suspensions of payments to Oxnard for energy purchases under its power sales agreement, Oxnard has been unable to pay its fuel suppliers, and as of December 31, 2000 and February 28, 2001, Oxnard owed $2.7 million and $9.9 million, respectively, to its fuel suppliers. As of February 28, 2001, Oxnard's fuel suppliers would no longer provide fuel to Oxnard on a credit basis and as a result, Oxnard suspended operations. On April 2, 2001, Oxnard notified SCE that, as a result of SCE's material breach and repudiation of the power sales agreement and continued failure to provide adequate assurances that SCE would perform its contractual obligations, Oxnard was exercising its right to cancel the power sales agreement, effective immediately. On April 3, 2001, Oxnard brought suit against SCE to collect all amounts it is due from SCE, as well as unspecified damages. Oxnard is currently pursuing opportunities with other potential customers to resume operations. The Company intends to vigorously pursue this matter.

On September 8, 1994, the New York Public Service Commission (the "PSC") issued a certificate of public convenience and necessity permitting the Partnership to make retail sales of electricity to Alcan Aluminum Corporation and to the proposed containerboard recycling facility then being developed by a partnership of paper industry companies, and invited comment on an appropriate and equitable equalization fee that would be paid by the Partnership to Niagara Mohawk. On September 29, 1994, the PSC issued an order establishing an equalization fee, which the Partnership has elected to pay in equal annual amounts of approximately $3.0 million for ten years, beginning in 1995 with the first annual payment made on December 31, 1995. The order establishing the equalization fee also contains provisions for the amount of such fee to be reconsidered if the containerboard facility or a facility of comparable economic development is not developed. The Company is actively pursuing other facilities of comparable economic development.

In March of 1999, Termorio S.A. E.S.P. ("Termorio"), a wholly-owned subsidiary of the Company, filed an arbitration compliant against Electrificadora del Atlantica S.A. E.S.P. ("Electranta"), a Colombian government entity, claiming damages related to breach of contract under the power purchase agreement ("PPA") between Termorio and Electranta that was executed in the second quarter of 1998. The breach of contract arose when the Termorio project, a 350 MW gas-fired project located in Barranquilla, Colombia, was excluded from the Colombian government's utility privatization process despite holding a PPA with Electranta. During the privatization process, the Colombian government created a new utility company named ElectriCaribe S.A. ("ElectriCaribe") to which it transferred substantially all of the assets of Electranta. The Colombian government then awarded the ElectriCaribe utility contracts to an unrelated third party without transference or recognition of the PPA between Termorio and Electranta. During 2000, a decision in the arbitration claim was rendered in favor of Termorio which ordered Electranta to pay Termorio $61.3 million for consequential damages and lost profits. Electranta filed as appeal of the arbitration decision which is currently pending. Since Electranta transferred substantially all of its assets to Electricaribe, it is possible that Termorio could win the arbitration appeal and not be able to collect the damages. For this reason, Termorio initiated a process to reverse the transfer of assets from Electranta to Electricaribe claiming that the transfer was made in bad faith with the clear intention to defraud Termorio. The complaint was admitted by the current judge of Barranquilla which was challenged by Electranta and Electricaribe and on January 25, 2001, the judge ordered that the complaint be dismissed. On February 1, 2001, Termorio filed an appeal of this decision which is currently pending. Related to the above, Termorio also filed two separate administrative processes against the Colombian State seeking to make the Colombian State jointly and severally liable with Electranta for damages caused to Termorio by Electranta for the lack of fulfillment of its obligations under the PPA. The processes were admitted and are currently pending. The Company intends to vigorously pursue this arbitration claim and expects that it will, at the very least, recover its investment in the Termorio project, which amounted to approximately $4.0 million at December 31, 2000.

As more fully described in Note 4, in November 2000 a subsidiary of Sithe Asia and Tractabel entered in share purchase agreements to sell its interests in all projects located in Thailand. On February 2, 2001, Sithe Asia received a letter from Tractebel asserting that certain representations and warranties made by Sithe Asia in the share purchase agreements were untrue or inaccurate. Tractebel demanded payment from the Company in the amount of $50.0 million as a result of the alleged breaches of the share purchase agreements. Tractebel also reserved its right to claim interest, fees, costs and additional amounts. On April 20, 2001, Sithe Asia filed a request for arbitration with the International Chamber of Commerce International Court of Arbitration against Tractebel seeking an award for approximately $4.8 million for Tractebel's failure to pay the full amount of purchase price adjustment and to indemnify Sithe Asia for certain payments relating to employee benefit arrangements and for certain other awards and relief due under the terms of the share purchase agreements. Sithe Asia intends to vigorously oppose Tracetebel's demand for payment and will vigorously pursue its arbitration claim.

The Company has intervened to protect its interests in separate complaint proceedings before the FERC filed by the Maine Public Utilities Commission, the United Illuminating Company, and Bangor

Hydro-Electric Company against ISONE, charging that ISONE incorrectly set energy clearing prices in New England on May 8, 2000. The complaining parties request that market prices for a period of five hours on May 8, 2000, be retroactively reduced from $6,000 per megawatt/hour to some lower price, which could adversely affect approximately $20.0 million in market revenues earned by the Company for the sale of electricity during the five hours in question. ISONE has previously reviewed these market prices and concluded that they are valid and should stand. The complaints have been fully briefed and the parties are waiting for the FERC's decision.

In a dispute before the FERC involving the interconnection of the Mystic 8 and 9 project with the transmission system of Boston Edison, Boston Edison is seeking to charge the Company for congestion costs that may be incurred by Boston Edison during temporary line outages to upgrade equipment as part of the interconnection of the Mystic 8 and 9 project. The Company's position that it is not responsible for such costs. The case is currently pending before an administrative law judge at the FERC.

On March 7, 2001, a former employee of Sithe Asia filed an arbitration proceeding against Sithe and Sithe Asia with the American Arbitration Association in New York. The former employee has asserted claims seeking damages under employment, severance and restricted stock award agreements. The claim seeks a total recovery in excess of approximately $25.0 million with the largest claim relating to damages in the range of $15.0 million to $22.1 million for payment of an equity participation interest allegedly due under his employment agreement. Sithe and Sithe Asia deny the validity of all claims and intend to file a special proceeding with the Supreme Court of the State of New York seeking to stay the arbitration in whole or in part, and to otherwise defend this matter vigorously.

In addition to the legal matters discussed above and in Note 10, the Company is a defendant in legal actions arising from activities conducted in the normal course of business.

Management, after consultation with legal counsel, believes that the outcome of these matters will not have a material adverse effect on the Company's financial position or results of operations.

Independence Contingencies

The Company recognizes fuel expense for gas consumed at its Independence plant (the "Project" or the "Plant") based on pricing provided for in the Plant's twenty-year gas supply agreement with Enron Power Services, Inc. ("Enron"). Pursuant to such agreement, the price for the first 116,000 MMBtu's of natural gas per day ("Tier I" gas) was fixed for the first five years of the agreement and thereafter fluctuates with pricing based on a pre-determined multiple of Consolidated Edison Company of New York's ("Con Edison") actual avoided energy price (which, effective January 17, 2000, is determined by reference to the locational based marginal price in the ISO Administered Market for energy at the Pleasant Valley bus) as well as certain other payments made by Con Edison to the Project. Up to an additional 76,291 MMBtu's of gas consumed per day by the Project ("Tier II" gas) is priced based on the pre-determined multiple applied to Niagara Mohawk's "energy only" electric rate which is determined by the real time price at the point where the Project delivers energy to the NYISO (the "Independence bus") in the ISO Administered Market.

Enron maintains a notional tracking account to account for differences between the contract price and spot gas prices, except that there was no such tracking with respect to the Tier I gas during the first five years of the contract, which ended on December 31, 2000. The tracking account is increased if the then current spot gas price is greater than the contract price and is decreased if the then current spot gas price is lower than the contract price. The tracking account bears interest at 1% over prime. Enron has been given a security interest in the Plant, which is subordinated to payments for secured debt service and certain letter of credit reimbursement obligations, to secure any tracking account balance. As of December 31, 2000, the Company estimates that the balance in the tracking account amounted to approximately $289.2 million. If at any time the tracking account balance exceeds 50% of the Plant's then fair market value, the Partnership will be required to reduce the tracking account balance by paying to Enron the lesser of (a) the amount necessary to reduce the tracking balance to 50% of the Plant's fair market value or (b) (i) during years 6 through 15 of the contract, all incremental revenues as defined in the contract and (ii) thereafter 50% of qualifying cash flows also as defined in the contract plus all incremental revenues. If a positive balance exists in the tracking account at the end of the contract term, the Partnership will be required either to pay the balance in the tracking account or to convey to Enron an equity ownership in the Plant based on the ratio of the tracking account balance to the facility's fair market value at such time.

The Company believes, based on its projection of electric energy and gas prices, that there will not be a positive balance in the tracking account at the end of the contract term and that during the term of the contract it will not be required to make any tracking account balance reduction payments.

The Partnership's amended energy purchase agreement (the "Amended EPA") with Con Edison includes an option that would allow Con Edison to terminate Amended EPA with the Partnership upon satisfaction of certain conditions including assuming all of the Partnership's financial and contractual obligations related to the Plant and paying an amount to the Partnership determined by a formula based on estimated future revenues and expenses under the contract.

Employee Benefit Plans

The Company sponsors a defined contribution 401(k) savings plan for its full-time employees. The Company matches employees' contributions up to specified limitations. Company contributions to the plan amounted to approximately $2.6 million in 2000 and $1.8 million in 1999.

In 1998, the Company adopted a defined benefit pension plan for the union employees it hired in connection with the Boston Edison asset acquisition. The Company's funding policy is to fund at least the minimum annual contribution required by the Employee Retirement Income Security Act of 1974. The actuarial present value of benefit obligations and funded status of the pension plan as of December 31, 2000 and 1999 was as follows (in thousands):

	2000	1999
Accumulated vested benefit obligation	$ 1,615	$ 691
Plan assets at fair value	1,033	891
Plan assets in excess of (less than) accumulated vested benefit obligation	(582)	200
Unrecognized prior service cost	644	-
Unrecognized net gain	(196)	(204)
Accrued pension cost at December 31,	$ (134)	$ (4)

Net periodic pension expense amounted to approximately $.4 million and $.5 million in 2000 and 1999, respectively, and consisted of the following components (in thousands):

	2000	1999
Benefit cost for service during the year	$429	$471
Interest cost on projected benefit obligation	82	29
Expected return on plan assets	(76)	-
Net pension expense	$435	$500

The major assumptions used in accounting for the pension plan at December 31, 2000 and 1999 are as follows:

	2000	1999
Discount rate (weighted average)	7.50%	7.50%
Expected long-term rate of return on plan assets	8.50%	8.50%
Rate of compensation increase	3.50%	-

On October 1, 2000, the Company and the Local 369 of Utility Workers Union of America entered into a new union employee contract through September 30, 2005. This contract grants other retirement benefits to union employees who elect not to participate in or are no longer eligible to participate in the Company's defined benefit pension plan. These benefits, which are effective January 1, 2001, include participation in the Company's 401(k) savings plan with matching employer contributions and participation in the Company's Stable Pension Account Plan (the "Stable Account Plan"). All union employees under the age of 45 or selected for permanent assignments at the Construction Projects plus any other union employees who voluntary elect to do so, will receive these benefits. In addition, all union employees are eligible to participate in the Company's post employment medical saving account program, under which the Company will provide matching contributions based on the employee's contributions and age. During the year ended December 31, 2000, the Company recognized an expense of $500,000, representing the prior service cost that the Company agreed to assume for all medical savings account participants over age 45 as of January 1, 2000, who would not otherwise be able to accumulate account balances prior to retirement sufficient enough to encourage their participation.

The new union employee contract provides for salary increases that are not included in the calculation of pension benefits that participants will receive from Boston Edison. Accordingly, accrued pension cost at December 31, 2000 reflects an adjustment of $644,000 for unrecognized prior service cost.

Effective January 1, 2000, the Company adopted the Stable Account Plan for its full-time employees. The Stable Account Plan is a cash balance defined benefit plan under which the Company credits to each participating employees account a pre-determined percentage of their base salary up to specified limitations. The actuarial present value of benefit obligations and the funded status of the Stable Account Plan as of December 31, 2000 was a follows (in thousands):

	2000
Accumulated vested benefit obligation	$ 657
Plan assets at fair value	-
Unfunded vested benefit obligation	(657)
Unrecognized net gain	(248)
Accrued Stable Pension Account Plan cost at December 31,	$ (905)

The Company recognized expense during 2000 related to the Stable Account Plan in the amount of $.9 million.

The major assumptions used in accounting for the Stable Account Plan at December 31, 2000 are as follows:

	2000
Discount rate	7.50%
Expected long-term rate of return on plan assets	8.50%
Rate of compensation increase	4.50%

Other

The Company enters into long-term gas supply contracts to facilitate the financing of its projects and to ensure adequate gas supplies for their operation. Aggregate minimum commitments under such contracts over the next five years are as follows: $249.4 million in 2001, $250.9 million in 2002, $245.0 million in 2003, $239.6 million in 2004 and $248.1 million in 2005.

10. Project Tracking Contracts

Four of the Company's hydroelectric projects in Pennsylvania (51 MW), representing approximately 1% of the Company's generating capacity at the end of 2000, have power sales agreements referred to as project tracking contracts. Project tracking contracts are those that provide for (a) scheduled, fixed or increasing-rate electricity pricing, as applicable, for the initial 15 years of the contracts with the scheduled pricing based on the applicable Public Utility Commission approved long-run avoided cost estimates at the time the contracts were signed, (b) tracking of the scheduled pricing against what it otherwise would have been if based on the applicable utility's actual avoided cost and (c) adjustment to avoided-cost based pricing over the remainder of the contracts toward repayment of any accumulated, interest effected tracking balances. The tracking balances may be so large at the end of the initial 15-year period that, except for two projects (36 MW), the mechanism to reduce the balances would make the continued sale of electric energy at the reduced prices uneconomical. Accordingly, capital costs applicable to such projects are being depreciated over the initial fifteen-year period of the contracts. The tracking balances are secured by the project assets and are otherwise totally nonrecourse to Sithe.

In May 1992, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus with respect to revenue recognition for project tracking contracts and for certain other types of long-term power sales agreements with application of the consensus required for contracts entered into after May 21, 1992. All of the Company's project tracking contracts were entered into prior to such date. In summary, the EITF determined that if a power sales agreement provides that total revenue over the term of the contract is determined or limited by separate formula-based pricing arrangements (i.e., a project-tracking contract), revenue should be recognized based on the separate, formula-based calculation. The EITF also determined that revenue on power sales agreements that contain scheduled price changes should be recognized at the lower of the amount billed under the contract or an amount based on the estimated average revenue per kilowatt hour over the term of the contract. On the latter-type contracts, the Company's present revenue recognition policy achieves the consensus result.

The following table presents on a pro forma basis selected unaudited financial data assuming that the Company restated its financial statements to retroactively apply the EITF consensus with respect to revenue recognition for project tracking contracts at the four hydroelectric projects (in thousands):

	Years Ended December 31,	
	2000	1999
Revenue	$1,218,328	$996,821
Income (loss) before cumulative effect of change in accounting for major overhaul costs	236,126	(8,999)
Net income	236,126	11,173

	As of December 31,	
	2000	1999
Project tracking balance	$ 169,555	$ 146,085
Stockholders' equity	1,222,364	1,071,457

In February 1996, New York State Electric and Gas Corporation ("NYSEG") filed a petition with the PSC requesting that the PSC require certain qualifying facilities, including the Company's Allegheny 8 and 9 hydroelectric plants (collectively the "Hydro Partnerships"), that have power purchase contracts with NYSEG, to post firm security to assure complete performance of the power purchase contracts with NYSEG. In April 1996, the Hydro Partnerships filed a response to NYSEG's petition, seeking dismissal and/or rejection of NYSEG's petition based in part upon jurisdictional and federal preemption grounds. The PSC has not yet acted on the petition filed by NYSEG or the response filed by the Hydro Partnerships.

On December 18, 1999, NYSEG sent the Hydro Partnerships a letter demanding that the Hydro Partnerships post collateral in the form of a letter of credit or other firm security ("Adequate Assurance") to secure the Hydro Partnership's performance relating to the repayment of the tracking account balances under their existing Power Purchase Agreements (the "PPA's") which expire in August of 2030. In the letter, NYSEG further indicated that if the Hydro Partnerships failed to provide such Adequate Assurance within 30 days of receipt of the letter, NYSEG would treat such failure as a repudiation of the PPA's, entitling NYSEG to terminate its own performance under the PPA's. The Hydro Partnerships responded, reaffirming their continuing performance and their intention to continue to perform under the PPA's, and disputing that NYSEG has any entitlement to demand collateral beyond the scope expressly provided for in the PPA's. As a result, on February 7, 2000, the Hydro Partnerships filed suit in the Supreme Court of the State of New York against NYSEG, seeking a declaratory judgement to bar NYSEG from seeking such Adequate Assurance or from terminating the existing PPA's if it doesn't receive such Adequate Assurance. In anticipation of this suit, the Hydro Partnerships, NYSEG and third parties providing debt and equity financing to the Hydro Partnerships executed a letter of agreement under which NYSEG promised not to terminate the PPA's so long as the parties could cooperatively schedule a bench trial date and certain other conditions relating to the litigation do not arise. On October 23, 2000, the Hydro Partnerships filed a motion for summary judgement with the court and is awaiting the court's ruling thereon. The Hydro Partnerships intend to continue to vigorously oppose NYSEG's position.

11. Related Party Transactions

On November 24, 1999, Vivendi loaned the Company $1.85 billion, which was largely used to fund the November 1999 acquisition of generating assets from GPU, as discussed in Note 3. Interest is payable quarterly at the three-month Eurodollar rate plus an additional 1.90% per annum for the first year following the closing of the loan and 2.40% per annum thereafter. Principal on the loan, which is subordinated to amounts outstanding under the Sithe Senior Facility, is repayable on August 20, 2001 but is to be mandatorially prepaid upon consummation of a transaction under which Vivendi sells its entire interest in the Company or substantially all of the assets of the Company are sold. After the sale to Reliant of the GPU assets discussed in Note 3, the Company obtained waivers of all relevant loan covenants, permitting the prepayment to Vivendi of $1.46 billion of this loan leaving a principal balance outstanding at December 31, 2000 of $390.0 million. Interest expense on the loan in 2000 and 1999 amounted to approximately $82.2 million and $14.5 million.

At December 31, 2000 and 1999, the Company also had $29.6 million of outstanding subordinated borrowings from affiliates of Vivendi which are due on August 20, 2001. However, under the Sithe Senior Facility, which expires on July 3, 2001, repayments of such borrowings are prohibited. Interest rates on such borrowings approximated LIBOR plus 1% and interest charges for 2000 and 1999 were approximately $2.5 million and $2.1 million, respectively.

During 2000 and 1999, pursuant to employment agreements, the Company forgave $.2 million and $3.6 million, respectively, of the total outstanding amounts of notes receivable from former employees.

In 1997, an officer of the Company was granted an option generally exercisable until January 1, 2007, to purchase up to 1.5 million shares of common stock of Sithe Asia Holdings Limited ("Sithe Asia") owned by the Company at the $10 per share price at which the Company and the other shareholders were then purchasing newly issued shares of Sithe Asia. During 2000, the Company paid $4.5 million to this officer to repurchase this option based on the fair value of Sithe Asia. The $4.5 million payment was recognized as compensation expense included in general, administrative and development expenses on the Company's consolidated statement of income for the year ended December 31, 2000.

12. Other Income and Expense

Other income and expense consists of the following (in thousands):

	2000	1999
Interest income	$32,597	$16,861
Net realized and unrealized gain (loss) on marketable securities	836	(7,868)
Other income, net	3,480	2,307
	$36,913	$11,300